SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

TAX ID (CNPJ/MF) n°  01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Dear Shareholders,

Presented herein are the Company’s management proposals for the agenda of the second Extraordinary General Shareholders’ Meeting of the Company to be held on June 9, 2011:

1. Amendment to Article 5 as referred to in the Call Notice.

We herein propose the amendment to Article 5 of the Company’s Bylaws in order to reflect capital increases approved by the Board of Directors, within the limit of the authorized capital of the Company, up to the date of the General Shareholders’ Meeting, as indicated in Exhibit I attached hereto. Aforementioned Exhibit I contains the draft of the Company’s Bylaws, highlighting the proposed changes, as well as information on the basis and justification for each proposal and the analysis of the legal and economic effects of such proposed amendments, when appropriate, as required by Article 11 of CVM Instruction 481/09.

2. To substantially review and amend the following provisions of the Company’s Bylaws, highlighting the following amendments and inclusions (references to articles of the Bylaws consider the number in the proposal for amendment of the Bylaws, as sent through the IPE system on the occasion of the call for the Meeting):

(a)   include corporate governance general guidelines to guide the administration (article 17);

(b)   amend the process for the election of members to the Board of Directors (articles 18 to 21);

(c)    formalize the advisory committees (Section IV.IV, articles 40 to 47);

(d)   include limitation on voting rights (article 6th and items “c” and “d” of article 67);

(e)    include rules providing for a tender offer in the event that a position of 30% of the Company’s capital stock is reached (Chapter VIII, articles 62 to 68);

(f)     update of Executive Officers’ functions (articles 30 to 37); and

(g)   other necessary adaptations and improvements (articles 1st and 2nd, article 8th, §6 of article 9th, article 10, article 11, article 13, article 15, articles 22 to 25, article 27, articles 48 and 49, article 52, articles 55 to 61, article 70).

We propose a wide reform of the provisions in the Bylaws, with the corresponding consolidation in the form of Exhibit I attached hereto. Such Exhibit I includes a draft of the Bylaws showing the proposed changes and a table containing the information on their origin and justification – which provides an analysis of their legal and economic effects, where applicable, in accordance with Article 11 of CVM Instruction 481/09.

In addition to the information contained in Exhibit VI, it is important to inform shareholders that over the past few months the Company has been studying, through its Nomination and Corporate Governance Committee, ways to improve its corporate governance mechanisms, especially given the context that the Company has no defined controlling shareholder. In this scenario, we believe that it is important for the Company to establish rules for the protection of shareholders’ interests as a whole and adhere to the best corporate governance practices, in light of the fact that (i) this is a professional form of management, (ii) that value should be created in case of a change in control, (iii) that there should be protection against conflicting interests and (iv) that the Company’s long-term goals and strategies should remain stable over time.

The purpose of the proposed amendment of the Bylaws is to incorporate these concerns. It is important to note that, in order to facilitate the process of deliberation, the voting process related to the amendments and inclusions proposed to the Bylaws will be conducted separately for each one of the subjects described in the call notice. Additionally, any shareholder may request an isolated voting for any specific dispositions of the presented proposal, at the discretion of said shareholder.

The provisions contained in the new drafted proposal include the following changes and inclusions:

- General Guidelines for Corporate Governance. A list of guidelines for the management of the Company that outline each officer’s respective responsibilities, address their fiduciary duties and maintain stability for the Company’s general objectives and its shareholders’ interests. The general guidelines ensure that the performance of management’s duties must always be aligned with the best interests of the shareholders, and they should serve as the standard for the application and interpretation of the other new proposed provisions, including the election of the Board of Directors, the limitation on voting rights and the mandatory public tender offer in case of the obtaining a relevant equity stake.

- Process for Election of the Board of Directors. As the Company currently has no controlling shareholder, we understand that it is important to establish clear rules that provide stability and define the activities of the Board of Directors, the composition of the Board, the qualification for its members and the election process. Therefore, we propose, among other provisions, (i) that the Board of Directors be composed of a majority of independent members; (ii) the expansion of the concept of an independent member; (iii) the creation of requirements to be fulfilled by each candidate for the Board of Directors; (iv) the establishment of election through a slate system; (v) the specification of a wide array of information on the candidates for the Board of Directors; and (vi) more precise rules pertaining to the election of directors.

- Advisory Committees. Although the Company already has various advisory committees, we propose formalizing the existence of, and guidelines for, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The new Bylaws would provide rules on the composition, function and duties of such advisory committees, based on the rules of the New York Stock Exchange (NYSE) and on practices that are already being carried out by the Company. We believe that by formalizing the committees and their functions, greater stability would be created, ensuring that the Company has advice and oversight from people specialized in audit and compliance; an alignment between the interests of management with those of the shareholders; the ability to attract and retain talented people; the occupation of key positions in the Company by well-qualified and experienced professionals; and an established succession plan.

- Limitation on Voting Rights. In accordance with the practices adopted by other publicly-listed Brazilian companies, we propose the inclusion of a limitation on voting rights for any shareholder exceeding  5% of the shares of the Company, except in connection with specified matters of a more sensitive nature, so as to ensure the stability of the Company’s corporate goals and the protection of its shareholders’ interests, including: the corporate governance guidelines proposed (as described above), the rules on the composition and election of the Board of Directors and those related to public tender offers for which the purpose is to acquire all of the shares issued by the Company. We note that the new Bylaws should provide for the revocation of such limitations by decision of the Shareholders’ Meeting, if convened by the Board of Directors, when a public tender offer for the acquisition of all shares of the Company has been made and the Board of Directors agrees, based on its fiduciary duties, that the acceptance of such an offer would be in the best interest of the Company and its shareholders.

- Public Tender Offer in case of Obtaining a Stake of 30%. In light of the need for stability in the Company’s affairs, and with the aim of protecting the Company’s broad share ownership, we propose the inclusion of rules providing for a public tender offer for acquisition of all shares issued by the Company, in the event that a shareholder or group of shareholders comes to obtain an equity stake of 30% of more of the total shares in the Company. In this instance, the tender offer price shall be the economic value of the shares. The Board of Directors must give its opinion on any public tender offer for the acquisition of all shares of the Company, including the new tender offer that is currently proposed. The said opinion of the Board shall result from an assessment of the convenience and opportunity afforded by the offer and, if the case after such analysis, it shall result in the calling of a Shareholders’ Meeting to deliberate on the revocation of the limitation on voting rights proposed, as described above.

- Adaptations and Improvements. We also propose certain adjustments to the language of the Bylaws, with the aim of (i) updating the duties of the Executive Board, in light of the practices carried out by the Company; (ii) adapting the powers of the Board of Directors in connection with the issuance of debentures, to the changes made by Provisional Measure No. 517, of 2010; (iii) preparing the Company for the expected amendments to the Novo Mercado Listing Rules, as a result of the restricted audience carried out in 2010; and (iv) generally adjusting and improving the language and order of certain provisions.

3. Consolidation of the Company’s Bylaws.

In the event that the abovementioned proposed changes on items 1 and 2 are approved, we propose that a consolidation to the Bylaws, in the form of Exhibit II attached hereto, is also approved.

São Paulo, April 29, 2011.

Management of Gafisa S.A.

EXHIBIT I

VI.1.   BYLAWS ENHANCING THE PROPOSED AMENDMENTS

GAFISA S.A.

CNPJ/MF ~~no~~No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly~~-~~  held corporation ~~with authorized capital~~, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

Article 2. The Company’s headquarters and forum are located in the ~~city~~City  of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the Board of Directors or the Executive Board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

~~Sole Paragraph. The power to open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad referred to in this article may, by resolution adopted by the Board of Directors, be delegated to the Chief Executive Officer.~~

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except in the situation provided in Art. ~~34,~~39, §1, in which case prior approval of the Board of Directors will not be required.

Article 4. The Company has an indefinite term of duration.

CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$~~2,729,197,400.39,~~2,730,786,881.96,  which is fully paid-in and divided into ~~431,515,375~~431,983,717  common shares, all registered, book-entry and without par value.

§ 1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§ 2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders, observing the provisions of Article 6 below.

§ 3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).

§ 4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

Article 6. No shareholder or Shareholder Group may exercise votes in a number superior to 5% (five per cent) of the number of shares in which the Company’s capital is divided, in resolutions to amend, revoke or change, in any way, the effectiveness of the following rules from these Bylaws: Article 17, Article 19, Article 20, Article 21, and §1 of Article 49, and any rule or provision set forth in CHAPTER VIII.

§ 1. Without prejudice of the provision set forth in the main clause of this Article 6, in any Extraordinary General Meeting called to resolve on the amendment or revocation of the provisions set forth in this Article 6, the limit of votes for any shareholder or Shareholder Group will also be of 5% of the number of shares in which the Company’s capital is divided, with the exception of the provisions set forth in Article 67, (d).

§2º. The Chairman of the General Meeting must ensure compliance with the rules set forth in this Article 6 and inform the number of votes to which each shareholder or Shareholder Group, present at the meeting, will be entitled.

§3º. The votes that exceed the limits specified in this Article 6 will not be counted.

Article 7.  The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws.  The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution ~~adopted by~~of  the shareholders in a General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article ~~7.~~8.  The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a ~~mandatory~~ public tender offer pursuant to articles 257 to 263 of Law 6404/76.  Pursuant to article ~~171~~171, §3 of Law ~~6404~~6.404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article ~~8.~~9.  A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§ 1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.

§ 2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

§ 3.  Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§ 4.  The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.

§ 5.  Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§ 6. The resolutions of the General Meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in Article 6 and in the main clause of Article 11.

Article ~~9.~~10.  In addition to the matters provided for by the law, the Shareholders in General Meeting shall:

a)                   decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – ~~BOVESPA (~~BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (respectively “Novo Mercado” and “BM&FBovespa”), which shall be communicated to ~~the São Paulo Stock Exchange – BOVESPA~~BM&FBovespa  in writing, 30 (thirty) days in advance;

b)                   always subject ~~always~~ to the provisions of Article ~~11,~~12,  choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

c)                   resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.

~~Sole Paragraph.  In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, the public tender offer to be made by the Controlling Shareholder or the Company, as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 9(b) and which complies with the Novo Mercado Listing Rules.~~

Article ~~10.~~11.  The choice of the specialized institution or firm responsible for the determination of the Company’s economic value, referred to in Article ~~9~~10 (~~b~~c) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed.  The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

§ 1. For purposes of these Bylaws:

“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;

“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company;

“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company;

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s officers and directors and treasury shares;

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;

“Purchaser” means the person to whom the Disposing Controlling Shareholder~~” means the shareholder or Shareholder Group that exercises~~ transfers Control in a Disposal of  ~~the~~ Company Control;

“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their ~~managers~~officers  or administrators in common;

“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure.  There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital; ~~and~~

“Diffuse Control~~” means Control exercised by a shareholder holding less than 50% (fifty percent) of the Company’s capital, or by shareholder(s) which do not constitute a Shareholder Group.~~Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

§2 The appraisal reports mentioned in this Article 11 shall be elaborated by a specialized company or institution, with proven experience and independent as to the power of decision of the Company, its officers and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Law 6.404/76, and shall bear the responsibility set forth in §6 of the same article.

Article ~~11.~~12.  In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article ~~9~~10 (~~b~~c) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Article 13. The General Meeting may suspend the exercise of rights, including the voting right, of the shareholder or Shareholder Group that fails to comply with legal or regulatory  obligations, as well as those provided under these By-laws.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the General Meeting referred to in the main clause of this Article 13, when the Board of Directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or Shareholder Group in default.

§2. The General Meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§3. The suspension of rights shall cease when the violated obligation is performed.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article~~12.~~  14.  The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).

Article ~~13.~~15.  The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the execution of the Statement of Consent from Senior ~~Managers~~Officers  (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article ~~14. The Board of Directors may create advisory committees to assist the members of the Board of Directors, and determine the composition and specific responsibilities of such committees.Article 15.~~16.  The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees.  Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.

Article 17. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Nominating and Corporate Governance Committee and approved by the Board of Directors:

(a)                the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(b)                the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the Board of Directors, to the appraisal of the terms of a public tender offer, and to the possibility of calling the General Meeting for revoking the limitation on voting rights set forth in Article 6, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)                 the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)                the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(e)                 the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the Board of Directors shall exercise its competence set forth in Article 67 in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders interests considered as a whole;

(f)                 the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)                 the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)                the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards          or mechanism that may hamper or impair the achievement of the corporate interest;

(i)                  the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy;

(j)                  no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Composition

Article ~~16.~~18.  The Board of Directors is composed of at least five (5) and no more than nine (9) effective members ~~(the election of alternates being permitted)~~, all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re-election being permitted~~.~~, in this case subject to the provisions set forth in Article ~~17. At least 20%~~20, §6.

Article 19. The majority of the effective members of the Board of Directors shall be of Independent Members.

§ ~~1. When a fractional number of directors results from compliance with the percentage referred to above, the fraction shall be rounded (i) to the next highest whole number, where the fraction is 0.5 or greater; and (ii) to the next lowest whole number, where the fraction is less than 0.5.§ 2.~~1.  For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its ~~capital~~capita, within the limits set forth in these Bylaws; (ii) is not a Controlling Shareholder, nor a spouse, stable companion or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to ~~a~~person or company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) does not have direct or indirectly, participation superior to 5% of interest in the Company’s total or voting capital, neither has any relation with any shareholder who does; (iv) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company~~; (iv~~, neither of a company associated with any shareholder with a participation superior to 5% in the Company’s total or voting capital; (v) is not now and has not been, in the past three years related to company or person that provides audit services for the Company; (vi) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (~~v~~vii) is not ~~an employee, officer or director of a~~associated to company or entity offering services and/products to, or requesting services and/or products from, the Company; (~~vi~~viii) is not a spouse, stable companion or relative up to the second degree of any of the Company’s officers or directors nor has any relation with the Company or company controlled by the Company, neither has received, in the last three years, any kind of remuneration from the Company or company controlled by the Company (cash earnings generated by holdings in the Company’s capital are excluded from this restriction); ~~and~~ (~~vii~~ix) does not receive any other kind of remuneration from the Company ~~except that payable to directors~~other than that arising from its term of office as board member (cash earnings generated by holdings in the Company’s capital are excluded from this restriction); (x) is not now, nor has been in the past three years, in the management of any company in which any of the Company’s directors or officer holds or has held, at the same time, office in a compensation committee or body with similar functions, with this restriction being also applied to its spouse, stable companion or relative up to the second degree.

§ ~~3. Members of the Board of Directors elected in the manner provided for in Article 141 §§4 and 5 of Law 6404/76 shall also be considered to be Independent Members.~~2. Even if elected by the options set forth in §§4 and 5 of Article 141 of Law 6.404/76, the elected members can only be considered Independent Members if they also meet the requirements set forth in §1 of the present Article 19.

§3. It can only be elected as a member of the Board of Directors, unless waived by the General Meeting, a person who, besides the legal and regulatory requirements, also meets the following conditions:

(a)                is over 35 years of age;

(b)                possesses excellent reputation, knowledge and expertise relevant to the Company's activities;

(c)                 does not hold positions or functions in a company or entity that can be considered a competitor of the Company or of companies controlled by the Company, nor their respective controlling shareholders, sponsors of the latter, or companies under common control with that or its affiliates; and

(d)                does not have, nor represents a conflicting interest with the Company or with companies controlled by the Company. It is presumed to have a conflicting interest with the Company the person who, at the same time: (i) has been elected by a shareholder that has also elected a managing person in a competitor company or entity, and (ii) maintains a subordination relation to the shareholder who elected him.

§4. For the purposes of this Article 19, §3, (d), it shall be deemed to have elected a Director of the Company (i) the shareholder or Shareholder Group that has done so individually; or (ii) the shareholder or Shareholder Group whose individual votes were sufficient for the election of Director, if the system of cumulative voting is adopted (or that would have been sufficient, in light of the number of shareholders present, even if the system had been adopted); or (iii) the shareholder or Shareholder Group whose individual votes were sufficient for the composition of the minimum percentage required by § 4 of Article 141 of Law 6404/76 for the exercise of the right to a separate election of a member of the Board of Directors.

§5. For the purposes of this Article 19, an association shall be defined as (and its correlative term “associated”):

(a)                the employment relationship or that arising out of a professional services agreement, or participation in any administrative, advisory, fiscal or deliberative office;

(b)                the direct or indirect participation in a percentage equal to or greater than 10% of total capital or voting stock, or

(c)                 being a spouse, stable companion or relative up to second degree.

§6. The members of the Board that no longer meet the requirements set forth in this Article 19, due to supervening or unknown fact at the time of their election, shall immediately submit their resignation.

§7. Notwithstanding the provisions of §6 above, the attendance, by each Director, of the condition of Independent Member and other requirements set forth in this Article 19, will be subject to constant monitoring and evaluation by the other Directors, who may decide to (i) recommend the resignation of their peers, documenting such decision in the appropriate minutes, and (ii) to call the General Meeting to decide on the removal of such Director and appointment of a substitute.

Election

Article 20. Except for cases set forth in Article 21, the election of members of the Board of Directors will be carried out by a slate system.

§1. The Chairman of the General Meeting, while presiding over a meeting dealing with the election of members of the Board of Directors, must manage the voting mechanism applicable under the requirements provided in Article 20 and Article 21.

§2. In the election referred to in this Article 20, only the following slates may be appointed: (i) that are presented by the Board of Directors, assisted by the Nominating and Corporate Governance Committee, or (ii) that are indicated, as provided in § 4 of the present Article 20, by any shareholder or Shareholder Group.

§3. The Board of Directors, assisted by the Nominating and Corporate Governance Committee shall, on the date of the call to the General Meeting destined to elect members of the Board of Directors, make available at the Company's headquarters, a statement signed by each member of the slate indicated by it, containing: (i) the information specified in items 12.6 to 12.10 of Annex 24 to CVM Instruction No. 480/09, or information, as may be required under the rules that replace such instruction, as well as those required by the Listing Rules of the Novo Mercado, complemented by the complete description of their work experience, citing their previously carried out professional activities, as well as professional and academic qualifications; (ii) information on the existence of cases of incapacity or conflict of interest provided for in Article 147, § 3 of Law. 6,404/1976; and (iii) the indication that the candidate is characterized as an Independent Member under these Bylaws. Such information should also be reflected in the management proposal to be made available to shareholders on the internet, in the Company’s, the CVM’s and the BM&FBovespa’s websites. Whenever the Board of Directors includes, in its slate, a candidate who is not considered an Independent Member under these Bylaws, it shall submit a statement justifying the recommendation.

§4. The Shareholders or Shareholder Group that wishes to propose another slate to compete for positions on the Board of Directors shall, in advance of at least 5 days prior to the date scheduled for the General Meeting, provide the Board of Directors with statements signed individually by the candidates indicated by them, containing the information described in §3 above, and the Board of Directors shall obtain the immediate release of said information on the internet, in the websites of the Company, the CVM and BM&FBovespa.

§5. The same person may be part of two or more slates, including the one put forward by the Board of Directors.

§6. The slate appointed either by the Board of Directors or pursuant to §4 of the present Article 20, must have, at least, 1 (one) member that has not been a member of the Board of Directors at any time during the 4 (four) years prior to its current appointment.

§7. Each shareholder may only vote in one slate, being declared elected the candidates of the slate which receives the greater number of votes in the General Meeting.

§8. It is deemed to be abusive, for the purposes of the provisions of Article 115 of Law 6.404/76, the exercise of voting rights for election of Directors by the shareholder that, aware of a conflict of interest situation or of reason for ineligibility as provided in the law, applicable regulation or these Bylaws, fails to inform the Company in accordance with §4 above, and subsequently, the General Meeting, of the existence of such a ground of ineligibility or facts that lead to presume conflict of interest of the elected Director.

Article 21. In the election of members of the Board of Directors, shareholders representing at least 5% of the capital stock may require the adoption of the multiple voting process, provided they do so at least 48 hours in advance of the Meeting.

§1. The Company, immediately after receiving the requirement, shall disclose, by notice inserted in its website, in the internet, and send, via electronic means, to CVM and to BM&FBovespa, the information that the election shall occur through the multiple voting process.

§2. Once the Meeting is installed, the Board, in view of the signatures on the Attendance Book and the number of shares held by the shareholders present, will calculate the number of votes that will be assigned to each shareholder or Shareholder Group.

§3. In the event of election of members of the Board of Directors by multiple voting process, there will be no election by slates and the members of the slates set forth in Article 20 will be treated as individual candidates, as well as any other candidates who come to be appointed by shareholders present at the Meeting, provided that the statements signed by these candidates, with the content mentioned in §3 of Article 20, are submitted to the shareholders during the Meeting.

§4º. Each shareholder or Shareholder Group will be entitled to cumulate their assigned votes in a single candidate or distribute them among several candidates, being declared elected those who receive the highest number of votes.

§5º. The positions that, by virtue of a tie, are not filled, will be subject to a new voting, through the same process, adjusting the number of votes assigned to each shareholder or Shareholder Group according to the number of positions to be filled.

§6. Whenever the election has been held through this process, the removal of any member of the Board of Directors by the General Meeting, will result in the dismissal of the other members, proceeding to a new election; in all other cases of vacancy on the Board of Directors, the first General Meeting shall elect the entire Board.

§7. Should the Company be under the control of a Controlling Shareholder or Shareholder Group, as defined in Article 116 of Law 6.404/76, shareholders representing 10% of the capital stock may require, as provided in §§ 4 and 5 of Article 141 of Law 6.404/76, that the election of one of the members of the Board of Directors be made separately, not being applicable to such election the rules set forth in Article 20, except for the submission of the declaration referred to in its §4.

Functioning

Article ~~18.~~22.  The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§ 1. ~~Pursuant to article 150 of Law 6404/76, in the~~Except for the case set forth in Article 21, §6, in case of vacancy of a sitting member of the Board of Directors, the remaining members of the Board of Directors, assisted by the Nominating and Corporate Governance Committee, shall indicate one substitute, who shall remain in the office until the next General Meeting to be held after that date, when a new board member shall be elected to finish the mandate. An Independent Board Member, ~~in accordance with the Novo Mercado Listing Rules,~~ shall only be substituted by another Independent ~~Board~~ Member.

§ 2.  In case of vacancy in the majority of positions of the Board of Directors, a General Meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§ ~~3.~~4.  Respecting the provision of the head of this Article in relation to the Chairman, in case of the temporary absence of any member of the Board of Directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent ~~Board~~ Member~~, in accordance with the Novo Mercado Listing Rules,~~ shall only be substituted by another Independent ~~Board~~ Member.

§5. The Chief Executive Officer cannot be elected for the office of Chairman of the Board of Directors.

Article ~~19.~~23.  The Board of Directors shall meet at least ~~quarterly~~bimonthly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting.  Board of Directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.

Article ~~20.~~24.  The quorum for Board of Directors’ meetings shall be four members.  Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§ 1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§ 2. Directors may ~~be represented~~take part at meetings of the Board of Directors by ~~another director, to whom special powers have been granted. The directors may also participate in meetings by telephone or video conference~~telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§3. The Chief Executive Officer shall attend all meetings of the Board of Directors, providing clarification as needed.

Powers

Article ~~21. It~~25.  In addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:

(a)    ~~a)~~ fix the general direction of the Company’s business;

(b)    define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the Executive Board;

(c)     ~~b)~~ approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

(d)    ~~c)~~ attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly ~~compensation~~remuneration  of each of the members of the Company’s management and advisory committees, in the manner provided for in Article ~~15~~16  of these Bylaws;

(e)     nominate a slate for the election of the Board of Directors;

(f)     ~~d)~~ elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that such positions are always occupied by trained people, familiar with the activities of the Company and its controlled companies, and also able to implement its business plans, long-term goals, and ensure the continuity of the Company;

(g)     ~~e)~~ supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(h)    ~~f)~~ determine the general ~~compensation~~remuneration  criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(i)      ~~g)~~ instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(j)      ~~h)~~ in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

(k)    ~~i)~~ call General Shareholders’ Meetings and privately, the General Meeting set forth in Article 67, item (c);

(l)      ~~j)~~ submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;

(m)  ~~k)~~   issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;

(n)    ~~l)~~ attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(o)    ~~m)~~ authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(p)    ~~n)~~ appoint and dismiss the Company’s independent auditors;

(q)    ~~o)~~ approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(r)      ~~p)~~ approve the ~~issue of simple non-convertible debentures, without real security;~~issuance of debentures of any species and characteristics and with any guarantees, provided that, in the case of debentures convertible into shares, the limit authorized for the issuance of common shares, provided for in Article 6 hereof, is complied with;

(s)     ~~q)~~ approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(t)      ~~r) unless provided for in the annual budget or in the business plan then in effect,~~ approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(u)    ~~s)~~ authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

~~t)     approve any change in the Company’s headquarters, and the opening, transfer or extinction of branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad, with the exception of the incorporation of, or acquisition of interests in, special purpose companies (“~~SPCs~~”) and/or consortiums which have as their corporate purpose the promotion, management, development, construction and sale of real estate projects, which shall be subject only to the provisions of Art 34, §1;~~

(v)    ~~u)~~ authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason,  of a substantial part of the Company’s ~~permanent~~non-current  assets, ~~permanent~~non-current  assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (s) above), when such transactions are not provided for in the annual budget;

(w)   ~~v)~~ approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery; ~~and~~

(x)    ~~w)~~ establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article ~~9~~10,  (b) of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer, in the cases provided under these By-laws; and

(y)    issue its opinion in advance, making it public and observing the rules laid out in Article 67 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 62 hereof.

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article ~~22.~~26.  The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.

Article ~~23.~~27.  The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.

Article ~~24.~~28.  In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article ~~25.~~29.  The Executive Board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders.  The officers shall be elected by the Board of Directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article ~~26.~~30.  The officers of the Company shall be appointed as Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação)  ~~and~~,  Institutional Relations Officer (Diretor de Relações Institucionais), and Sales and Marketing Officer (Diretor de Vendas e Marketing) and the remaining officers shall have no specific designation.  Accumulation of functions is allowed.

Article ~~27.~~31.  The duties of the Chief Executive Officer ~~has the following powers and responsibilities~~are:

(a)    ~~a)~~  to submit for approval by the Board of Directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and ~~its subsidiaries~~companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b)    ~~b)~~ to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)     to formulate the Company’s operating strategies and directives ~~and~~ based on the general orientation provided by the Board of Directors;

(d)    to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;

~~c)     to supervise all the Company’s activities;~~

(e)     ~~d)~~ to coordinate and supervise the work of the Executive Board, and to call and chair its meetings; ~~and~~

(f)     to develop, together with the Nominating and Corporate Governance Committee, the succession plans referred to in Article 47, item (d) below;

(g)     attend meetings of the Board of Directors and the General Meeting, as provided in these Bylaws and the applicable law;

(h)    to represent the Company towards shareholders, investors, customers, media, society and towards legal, business and government agencies, protecting the interests of the organization as well as its image;

(i)      ~~e)~~ to ~~perform such other duties as may be assigned~~supervise all the Company’s activities, and also other powers conferred upon it by the Board of Directors.

Article ~~28.~~32.  In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (~~BOVESPA~~BM&FBovespa), and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article ~~29  -~~33.  The duties of the Chief Financial Officer are:

(a)    ~~a)~~ to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)    ~~b)~~ to ~~define Company’s strategies and guidelines, through the annual planning of actions and the preparation of the budget, jointly with the other officers;~~submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)     ~~c)~~ to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)    ~~d)~~ to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;

(e)     ~~e)~~ to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels ~~accepted~~previously established by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(f)     to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and procedures supervision;

(g)     to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(h)    ~~f)~~ to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;

(i)      ~~g)~~ to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(j)      to participate in ~~executive committee~~the Executive Board meetings (Article 27), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(k)    ~~h)~~ to ~~ensure that the Personnel and Management department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources.~~represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image;

Article ~~30~~34  - The duties of the Superintendent Officer of Construction are:

(a)    ensure proper monitoring of construction, with regard to cost, schedule, quality of works by the Company or by third parties, promoting their implementation as approved in prior planning;

(b)    to provide guidelines and to monitor the budget aiming at the feasibility of new ventures, for subsequent approval of the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)     ensure proper management of relationships with suppliers of the Company and approve their hiring;

(d)    ensure proper management of the environment and safety of the construction of its works or third parties works;

(e)     ensure proper delivery of the enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(f)     ~~a)~~ to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;

(g)     ~~b)~~ to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for ~~the Company’s~~ strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h)    ~~c)~~ to approve and to ensure the compliance with the Company’s budget, destined to the construction area, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for ~~the~~each  region;

~~d)    to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;~~

~~e)     to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving Company’s business;~~

~~f)     to provide guidelines and to monitor the budget aiming at the feasibility of new undertakings;~~

(i)      ~~g)~~ to ensure the due management of the Company’s funds ~~as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health~~regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(j)      to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and obtaining all necessary documentation to support the transfer;

(k)    set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented; and

(l)      ~~h)~~ to represent the Company before clients, ~~press, market~~media, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over ~~Company’s~~its  image~~; and~~

~~i)      to arrange new partnerships aiming at the feasibility of new undertakings~~.

Article ~~31~~35  - The duties of the Superintendent Officer of Incorporation are:

(a)    to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(b)    to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)     ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of enterprises;

(d)    a) to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;

(e)     to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(f)     to ensure the proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(g)     b) to define, to areas of the Company responsible for enterprises incorporation, short, medium and long term guidelines for ~~the Company’s~~ strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h)    c) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for ~~the~~each  region;

(i)      d) to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

e)     ~~to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;~~

f)     ~~to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving the Company’s business;~~

(j)      g) to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(k)    h) to ~~ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health;~~monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

i)      ~~to represent the Company before clients, press, market  and legal, corporate and governmental bodies, protecting Company’s interests and watching over the Company’s image;~~

j)     ~~to monitor and to guide the real state counsel; and~~

(l)      k) ~~to accompany~~monitor the actions and results of marketing and sales together with the Sales and Marketing Officer, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(m)    to define, along with the Sales and Marketing Officer, pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit; and

(n)    to represent the Company before clients, press, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Article ~~32~~36  - The duties of the Institutional Relations Officer are:

(a)    ~~a) comprise the~~to keep contact with all public agencies and professional associations, giving support to land regularization proceedings;

(b)    ~~b)~~ to give support to the search of new incorporation partners;

(c)     ~~c)~~ to support the search for new contacts for construction by third parties to be executed by the Company;

(d)    to be responsible for the Company’s ~~police/~~policy and strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community; ~~and~~

(e)     to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(f)     ~~d)~~ to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image; and

(g)     to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article ~~33  – The other officers without specific designation shall have the functions attributed to them by the Board of Directors.~~37.  The duties of the Sales and Marketing Officer are:

(a)   to plan, develop and coordinate sales activities, aiming at the Company's growth in the market and the fulfillment of plans and sales goals established for products and brands in the various distribution channels;

(b)   to coordinate its own and outsourced sales team to maintain the best possible distribution of goods throughout the country and aiming to achieve sales targets;

(c)   to define, along with the Superintendent Officer of Incorporation, prices, terms of sales and trade agreements, taking responsibility for ensuring the implementation of trade policy of the Company, to maximize profits and meet sales goals;

(d)  to monitor the process of sales of the remaining units through control of third parties in order to decrease the amount of remaining units, therefore focusing on new releases;

(e)   to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

(f)    to analyze the market relatively to its segment and the Company’s potential for sales of products and services for the domestic market, aiming to plan and propose marketing goals;

(g)   to monitor and analyze the actions of competitors, embracing technical, strategic and price aspects, aiming to ensure the Company’s position in the market in the short, medium and long term;

(h)   to monitor the actions and results of sales and marketing by monitoring the performance indicators, actions, communication actions and institutional marketing and products, as well as identifying new business opportunities;

(i)     to develop communication strategies, advertising and sales of new releases, of the remaining units and of the Company’s brand, aiming to its use in the most efficient manner;

(j)     to ensure the brand positioning of the Company with its respective target audience, within the guidelines established by the Company;

(k)   to manage the correct application of the brand in the various materials used by the Company in order to standardize it and ensure its correct exposure, aiming to increase consumer awareness;

(l)     to define the guidelines for the customer relationship area and the correct monitoring of the results of such area;

(m) to ensure the proper relationship of the areas of the Company with customers, taking responsibility for the fulfillment, by each of them, of the corresponding service level agreements;

(n)   to ensure proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company; and

(o)   to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 38. The other officers without specific designation shall have the functions attributed to them by the Board of Directors.

Article ~~34.~~39.  The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

a)       any two officers;

b)       any officer acting jointly with an attorney-in-fact with specific powers; or

c)       two attorneys-in-fact with specific powers.

§ 1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 39 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§ 2. The Company may be represented by a single officer, without the formalities provided for in this Article ~~34,~~39,  for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§ 3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact.  Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

SECTION IV.IV. - ADVISORY COMMITTEES

Article 40. The Board of Directors shall have, as advisory bodies, an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, which shall, within their competence, provide subsidies to the decisions of the Board of Directors and, if the latter so determinea, assist the Executive Board in implementing internal policies approved by the Board of Directors.

Sole Paragraph. The Board of Directors may determine the creation of other advisory committees, defining its composition and specific powers.

Article 41. The Advisory Committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the Board of Directors, should it be deemed necessary given the nature of matter.

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the Board of Directors about the Committee's work and acting along with the Executive Board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advise, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

§5. Whenever necessary, the members of the Executive Board or of the Board of Directors can be invited to participate in the meetings of the Advisory Committees.

Audit Committee

Article 42. The Audit Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in Article 19 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (SEC) and the NYSE, and at least one of the members shall have vast experience in accounting and financial management.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 43. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by Board of Directors or that are required by SEC and NYSE rules, always reporting to the Board of Directors in the exercise of its functions, to:

(a)   recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(b)   supervise the work of independent auditors;

(c)   review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(d)  evaluate the qualifications, performance and independence of auditors;

(e)   establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(f)    at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(g)   review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(h)   review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(i)     review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(j)     review, together with the Chief Executive Officer and the Chief Financial Officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(k)   consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(l)     settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(m)   review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(n)   assist the Board in carrying out oversight functions of the Executive Board;

(o)   review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(p)   review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(q)   analyze possible conflicts of interest involving members of the Board of Directors, as well as provide opinion on whether any such Directors should vote in any matter that may give rise to conflict of interests or not, and

(r)    analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Compensation Committee

Article 44. The Compensation Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. At least one of the members shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Compensation Committee members shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 45. It is incumbent upon the Compensation Committee, amongst other functions that may be assigned to it by Board of Directors, to:

a)      propose to the Board of Directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the Board of Directors, as well as to senior employees of the Company and its controlled companies.

b)      annually propose to the Board of Directors the compensation of the Company's officers, to be submitted to the General Meeting;

c)       propose to the Board of Directors the orientation of votes to be cast as provided in Article 25, item (i);

d)      recommend, to the approval of the Board of Directors, the allocation of the overall compensation amount determined by the General Meeting, the monthly fees of each member of management, the Advisory Committees and other advisory bodies;

e)       review and recommend, to the approval of the Board of Directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

f)       recommend, to the approval of the Board of Directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

g)       recommend, to the approval of the Board of Directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the  balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these By-laws; and

h)      review, and submit to the Board of Directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims.

Nominating and Corporate Governance Committee

Article 46. The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

Sole Paragraph. The Nominating and Corporate Governance Committee members shall be elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 47. It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by Board of Directors, to:

a)      identify suitable persons to become members of the Board of Directors and of the Executive Board, and recommend such candidates to the Board of Directors, subject to the laws, regulations and these By-laws, regarding the requirements and impediments to elect directors and officers;

b)      identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the Board of Directors;

c)       recommend the nomination of members to the other Advisory Committees and any other committee established by the Board of Directors;

d)      develop, together with the Chief Executive Officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;

e)       develop, review, and recommend to the Board of Directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company, as well as other internal policies on corporate governance that come to be necessary;

f)       periodically review the responsibilities of all Advisory Committees and other committees established by the Board of Directors, and recommend any proposal for changes thereto to the Board of Directors,

g)       continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;

h)      prepare an annual report on the performance of its functions, evaluating the performance of members of the Board of Directors and the Executive Board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and

i)        propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.

CHAPTER V

FISCAL COUNCIL (CONSELHO FISCAL)

Article ~~35.~~48.  The Fiscal Council shall not be permanent, being installed ~~only~~ at the request of shareholders and shall have the powers, duties and responsibilities established by law.  The Fiscal Council shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Article ~~36.~~49.  The Fiscal Council is composed of at least three (3) and up to five (5) effective members ~~and~~, with an equal number of alternates, all elected by the Shareholders in General Meeting.

§ 1. In addition to those persons indicated in Article 147 of Law No. 6,404/76, those who do not fulfill the conditions established in items (c) and (d) of §3 of Article 19 of these By-laws cannot be elected to the Fiscal Council.

§ 2. The remuneration of the members of the Fiscal Council shall be fixed at the General Shareholders’ Meeting at which they are elected.

§ ~~2.~~3.  The investiture of the members of the Fiscal Council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules.

Article ~~37.~~50.  The Fiscal Council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article ~~38.~~51.  The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article ~~39.~~52.  The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§ 1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

§ 2. The dividends and interest on its own capital distributed under the terms of this Article ~~39~~52  shall be attributed to the mandatory dividend.

~~§ 2. The Company may pay interest on its own capital, to be credited to annual or interim dividends.~~

Article ~~40.~~53.  Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§ 1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

§ 2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

a)       5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article ~~193~~193,  §1 of Law 6404/76;

b)       from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 53 and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

c)       an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§ 3. The reserve established in item (c) ~~above~~of §2 of this Article 53 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§ 4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

CHAPTER VII

CONTROL AND DIFFUSEABSENCE OF CONTROL

Article ~~41.~~54.  Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Article ~~42.~~55.  The public tender offer referred to in ~~the~~ Article ~~41~~54  shall also be made:

a)       in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and

b)       in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to ~~the São Paulo Stock Exchange – BOVESPA~~BM&FBovespa  the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

~~Sole Paragraph. For purposes of these Bylaws:~~

~~“~~Disposal of Control~~” means the transfer to a third party, for value, of Control Shares;~~

~~“~~Control Shares~~” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company; and~~

~~“~~Disposing Controlling Shareholder~~” means the Controlling Shareholder, when it causes a disposal of control of the Company.~~

Article ~~43.~~56.  Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

a)       make the public tender offer referred to in Article ~~41~~54;

b)       compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation, and for that means duly observing the procedures stated in the Novo Mercado Listing Rules; and

c)       take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Article ~~44.~~57.  The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

~~Sole Paragraph. For purposes of these Bylaws:~~

~~“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;~~

~~“~~Disposal of Company Control~~” means the transfer, for value, of Control Shares; and~~

~~“~~Statement of Consent from Controlling Shareholders~~” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.Article 45. In the case of Diffuse Control over the Company:~~Article 58. In case there is no Controlling Shareholder:

a)       whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

b)       whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization after which the resulting company’s securities are not admitted for trading on the Novo Mercado, the public tender offer shall be made by those to which such duty has been attributed by decision of said General Meeting, who shall be present in the General Meeting and therein expressly assume the obligation to make the tender offer.

~~b)            whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, but without cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the shareholders which voted in favor of the exit at the General Meeting.~~Article 59. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the General Meeting which approves the reorganization, the public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 58, item (b), as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 10, item (b) and in accordance with the Novo Mercado Listing Rules.

Article ~~46.~~60.  In ~~the~~ case ~~of Diffuse Control over~~ the Company~~, where BOVESPA~~ has no Controlling Shareholder and BM&FBovespa determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

§ 1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article ~~46~~60  is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§ 2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article ~~46~~60  shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by ~~BOVESPA~~BM&FBovespa  for this purpose, whichever is shorter.

Article ~~47.~~61.  In ~~the case of Diffuse Control~~case the Company has no Controlling Shareholder, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:

a)       a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

b)       an act or event of management, ~~the Company shall make a public tender offer for cancellation of its registration as a publicly-held company, directed to all the Company’s shareholders. In the event the Shareholders in General Meeting resolve to maintain~~a General Meeting shall be called to decide on the manner of solving the non-compliance and on the possible exit of the Company from Novo Mercado. The provisions of Article 58, item (b), must be observed in case the General Meeting decides that the Company~~’s registration as a publicly-held company registration, the public tender offer shall be made by the shareholders which voted in favor of the resolution~~ shall exit the Novo Mercado.

CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Article 62. Any shareholder or Group of Shareholders (“Acquiring Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the Investors Relations Officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§ 1. The Acquiring Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 62 above, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Law No. 6,404/76, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these By-laws.

§ 2. The Acquiring Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§ 3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the economic value, determined in accordance with an appraisal report made pursuant to the provisions of Article 10, item (c), and of Article 11.

§ 4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a) it shall be directed equally to all shareholders of the Company;

(b) it shall be effected by an auction to be held on BM&FBovespa;

(c) it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article 63, §2;

(e) it shall be launched at the price determined in accordance with the provisions of this Article 62 and settled in cash, in national currency; and

(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.

Article 63. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Acquiring Shareholder, may request to the management of the Company that a Special General Meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article 62, §4, item (f), and pursuant to the procedures provided under Article 4-A of Law No. 6,404/76 and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§ 1. In the Special General Meeting referred to in Article 63, all shareholders, except for the Acquiring Shareholder, shall be entitled to vote.

§ 2. In case the Special General Meeting referred to in this Article 63 decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Acquiring Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said Special General Meeting.

Article 64. The requirement to make a mandatory tender offer under Article 62 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 65. The obligations applicable under Article 254-A of Law No. 6,404/76 and under Article 54 do not exclude the need for the Acquiring Shareholder to comply with the obligations applicable under this Chapter.

Article 66. The requirement to make a mandatory tender offer under Article 62 shall not be applicable in the following cases:

(a) when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the Acquiring Shareholder, remains in the Company;

(b) if the 30% equity stake is obtained by the Acquiring Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Listing Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c) if the 30% equity stake is obtained by the Acquiring Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these By-laws shall be observed.

Article 67. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the Board of Directors shall meet within 10 days to assess the terms and conditions of the offer as made, and complying with the following principles:

(a) the Board of Directors may hire specialized external advisors, meeting the requirements of Article 11, §2, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b) the Board of Directors shall make public, with the corresponding justification thereto, to the shareholders, its opinion on the convenience and opportunity of public tender offer under analysis;

(c) in case the Board of Directors understands, based on its fiduciary duties, that the acceptance of the tender offer by a majority of the shareholders of the Company is in the best general interest of said shareholders and of the businesses and strategic plans of the Company and its controlled companies, it shall call an Extraordinary General Meeting, to be held within 30 days to decide on the revocation of the limitation on the number of votes provided under Article 6, and such revocation shall be subject to the condition that, as a result of the offer, the Acquiring Shareholder becomes entitled to at least 2/3 of the shares issued by the Company, excluding the shares in treasury;

(d) the limitation on the number of votes provided under Article 6 shall not be applicable, exceptionally in the Extraordinary General Meeting referred to in item (c) above, and exclusively when such General Meeting is called by initiative of the Board of Directors; and

(e) the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance referred to in the final part of item (c) of this Article 67, and upon the revocation of the limitation on the number of votes by shareholder provided under Article 6.

Article 68. In case the Acquiring Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 62; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the Board of Directors of the Company shall call an Extraordinary General Meeting, in which the Acquiring Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Acquiring Shareholder rights, in accordance with Article 120 of Law No. 6,404/76.

CHAPTER IX

LIQUIDATION

Article ~~48.~~69.  The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Fiscal Council, which shall function during the period of liquidation.  The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER IXX

ARBITRATION

Article ~~49.~~70.  The Company and its shareholders, officers, directors and members of the Fiscal Council are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the ~~capital~~securities  market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

CHAPTER XXI

GENERAL PROVISIONS

Article ~~50.~~71.  The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76.  The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

VI.2.   REPORT ON THE AMENDMENTS PROPOSED TO THE BYLAWS

Below is the report  in  form of a chart, detailing  the  origin  and  justification  of the proposed amendments to the By-laws  of  the Company and analyzing  their economic  and  legal effects, as applicable, in accordance with Article 11, II of  CVM Instruction No. 481,  of  December 17, 2009:

Original By-laws	Suggested By-laws	Justifications

CHAPTER I	CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION	NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly-held corporation with authorized capital, governed by these Bylaws and applicable law.	Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

We suggest the present change in wording in order to clarify that the company is also subject to the regulations that are eventually applicable to it, such as the regulations issued by CVM or others, in the scope of the Novo Mercado listing segment. In addition, we suggest the inclusion of the reference to the compliance of the Code of Ethics and Conduct, which will be mandatory, according to the approved revisions of the Novo Mercado Listing Rules, in the restricted audience conducted in 2010.

Article 2. The Company’s headquarters and forum are located in the city of  São Paulo, State of São Paulo. The Company may, by resolution adopted by the Board of Directors, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Article 2. The Company’s headquarters and forum are located in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted by either the Board of Directors or the Executive Board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

We propose that the Executive Board may also have powers to change the address of the Company’s headquarters or to open and close branches and similar offices, which may render the formal corresponding procedure faster and easier.

Sole Paragraph. The power to open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad referred to in this article may, by resolution adopted by the Board of Directors, be delegated to the Chief Executive Officer.

	Excluded	Such provision should become ineffective in case the power of the Executive Board to open and close branches and similar offices comes to be approved.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Unchanged

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except in the situation provided in Art. 34, §1, in which case prior approval of the Board of Directors will not be required.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except in the situation provided in Art. 39, §1, in which case prior approval of the Board of Directors will not be required.

Changed in order to update the reference to another provision of the By-laws.
Article 4. The Company has an indefinite term of duration.	Article 4. The Company has an indefinite term of duration.	Unchanged

CHAPTER II	CHAPTER II
CAPITAL AND SHARES	CAPITAL AND SHARES

Article 5. The capital of the Company is R$2,729,197,400.39, which is fully paid-in and divided into 431,515,375 common shares, all registered, book-entry and without par value.	Article 5. The capital of the Company is R$2.730.786.881,96, which is fully paid-in and divided into 431.983.717 common shares, all registered, book-entry and without par value.

The Annual and Extraordinary General Shareholders’ Meeting called for 04.29.2011 shall deliberate on the ratification of the current corporate capital of the Company, as expressed in Article 5. It is important to note, however, that there will not be any change to the corporate capital, that will reflect the amount already confirmed by the Board of Directors within the limits of the authorized capital.

§ 1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.	§ 1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.	Unchanged
§ 2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders.	§ 2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders, observing the provisions of Article 6 below.	Change to reflect the exception that one of the proposed provisions, establishing the limitation to the shareholder’s right to vote in specific cases, is applicable in this case.
§ 3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).	§ 3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).	Unchanged

§ 4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

§ 4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

Unchanged
Provision does not exist

Article 6. No shareholder or Shareholder Group may exercise votes in a number superior to 5% (five per cent) of the number of shares in which the Company’s capital is divided, in resolutions to amend, revoke or change, in any way, the effectiveness of the following rules from these Bylaws: Article 17, Article 19, Article 20, Article 21, and §1 of Article 49, and any rule or provision set forth in CHAPTER VIII.

In order to follow the practices adopted by other companies that have widespread ownership in the market, we propose the inclusion of the limitation of the right to vote in number superior to 5% of the shares of the Company, in relation to specific matters that have to do with the maintenance of stability of the Company’s goals and the protection of shareholder interests, namely, the principles and guidelines of corporate governance proposed in the form of the new Article 17 (below), the rules regarding the composition and election of members of the Board of Directors and the rules regarding public offerings that contemplate all shares of the Company. With these new provisions, it is expected that the Company and its shareholders are protected from interests that are hostile to their long term goals and that the dispersion of the Company’s stock is preserved. It is relevant to note that this provision shall be applied to the extent that it meets the shareholders’ interests and that it shows consistency with the creation of value and fulfillment of the long term goals. For this reason, a provision is also being proposed in the sense that such limitation to the right to vote can be overruled in a General Meeting called by the Board of Directors, in the case that a public offering is made for the acquisition of the totality of shares of the Company, and that the Board of Director understands, respecting its fiduciary duties, that the acceptance of the offering would meet the best interests of the shareholders and of the Company.

It is also important to note, further, that the practice of the referred power by the Board of Directors will be necessarily submitted to the principles and guidelines that are being suggested in the form of the new Article 17.

As a result of this suggestion, procedural provisions for the application of the limits to the rights to vote are also being suggested, such as the power of the Chairman of the General Meeting to ensure its applicability by abstaining from counting the votes that exceed the limits set forth in the referred Article.

Provision does not exist

§ 1. Without prejudice of the provision set forth in the main clause of this Article 6, in any Extraordinary General Meeting called to resolve on the amendment or revocation of the provisions set forth in this Article 6, the limit of votes for any shareholder or Shareholder Group will also be of 5% of the number of shares in which the Company’s capital is divided, with the exception of the provisions set forth in Article 67, (d).

Provision does not exist

§2º. The Chairman of the General Meeting must ensure compliance with the rules set forth in this Article 6 and inform the number of votes to which each shareholder or Shareholder Group, present at the meeting, will be entitled.

Provision does not exist	§3º. The votes that exceed the limits specified in this Article 6 will not be counted.

Article 6. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws.  The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Article 7. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Provision renumbered

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution adopted by the shareholders in General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution adopted by the shareholders in General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Unchanged

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a mandatory public tender offer pursuant to articles 257 to 263 of Law 6404/76.  Pursuant to article 171§3 of Law 6404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.

Article 8. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to articles 257 to 263 of Law 6404/76. Pursuant to article 171,§3 of Law 6.404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.

Provision renumbered with adjustment to the wording in order to exclude the reference to the mandatory nature of public offerings for the acquisition of control, which was unnecessary.

CHAPTER III	CHAPTER III
GENERAL MEETING OF SHAREHOLDERS	GENERAL MEETING OF SHAREHOLDERS

Article 8. A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

Article 9. A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

Provision renumbered

§ 1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.

§ 1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.

Unchanged

§ 2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

§ 2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

Unchanged
§ 3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.	§ 3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.	Unchanged
§ 4. The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.	§ 4. The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.	Unchanged

§ 5.  Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§ 5. Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

Unchanged
Provision does not exist

§ 6. The resolutions of the General Meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in Article 6 and in the main clause of Article 11.

Inclusion of a paragraph that reproduces the general provision of the law (subject to the exceptions set forth in it), that establishes that the deliberations in general meetings shall be taken by a majority of votes of the present shareholders, with exception of the provisions of the By-laws that in any way restrict the present general provision. This provision is a general provision that consolidates other rules, with no relevant implications other than the ones described with relation to the limitation of the right to vote, above.

Article 9. In addition to the matters provided for by the law, the Shareholders in General Meeting shall:

a)       decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – BOVESPA (“Novo Mercado”), which shall be communicated to the São Paulo Stock Exchange – BOVESPA in writing, 30 (thirty) days in advance;

b)       subject always to the provisions of Article 11, choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

c)       resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.

Article 10. In addition to the matters provided for by the law, the Shareholders in General Meeting shall:

(a)     decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (respectively “Novo Mercado” and “BM&FBovespa”), which shall be communicated to BM&FBovespa in writing, 30 (thirty) days in advance;

(b)     always subject to the provisions of Article 12, choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

(c)     resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.

Adjustment of the current wording with the present denomination of BM&FBovespa. Adjustment of the wording (reference to another Article) Provision renumbered

Sole Paragraph. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, the public tender offer to be made by the Controlling Shareholder or the Company, as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 9(b) and which complies with the Novo Mercado Listing Rules.

Provision moved to the new Article 59

We suggest the inclusion of this provision in a specific chapter of the Bylaws, referring to the power of control, absence of controlling shareholder and provisions applicable to the public offerings for acquisition of shares that may occur in such situations, maintaining, in this way, consistency between the provisions of the By-laws and making their understanding easier.

Article 10. The choice of the specialized institution or firm responsible for the determination of the Company’s economic value, referred to in Article 9(b) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed.  The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

Article 11. The choice of the specialized institution or firm responsible for the determination of the Company’s economic value, referred to in Article 10 (c) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed.  The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

Adjustment of the wording (reference to another Article) Provision renumbered
§ 1. For purposes of these Bylaws:	§ 1. For purposes of these Bylaws:	Unchanged It is important to note that we suggest that the definitions of the By-laws are combined in the same provision, making it easier to read and understand.
Definition moved from below for purposes of alphabetic order	“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;	Unchanged
Definition moved from Article 42 for purposes of alphabetic order	“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company;	Unchanged
Definition moved from Article 42 for purposes of alphabetic order	“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company;	Unchanged

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s officers and directors and treasury shares;

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s officers and directors and treasury shares;

Unchanged
“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;	Definition moved from below for purposes of alphabetic order.	_
Definition moved from Article 42 for purposes of alphabetic order	“Disposal of Control” means the transfer to a third party, for value, of Control Shares;	Adjustments in wording.
Definition moved from Article 44 for purposes of alphabetic order	“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;	Adjustments in wording (NOTE: in Portuguese, the applicable defined term was altered, with no consequences for the corresponding English translated term).

“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their managers or administrators in common;

“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their officers or administrators in common;

Unchanged

“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure.  There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital; and

“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital;

Unchanged
Definition moved from Article 44 for purposes of alphabetic order

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

Unchanged
“Diffuse Control” means Control exercised by a shareholder holding less than 50% (fifty percent) of the Company’s capital, or by shareholder(s) which do not constitute a Shareholder Group.	Definition excluded	This definition was unnecessary and could potentially hinder the comprehension of the provisions of the By-laws.
Provision does not exist

§2 The appraisal reports mentioned in this Article 11 shall be elaborated by a specialized company or institution, with proven experience and independent as to the power of decision of the Company, its officers and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Law 6.404/76, and shall bear the responsibility set forth in §6 of the same article.

General provision included in order to reflect the rules set forth in the CVM Instruction No. 361/2002 and its subsequent modifications, requiring that the appraisal report is done by an experienced and independent entity, with no relation to the Company and its controlling shareholder, in a manner that assures that the resulting valuation reflects a fair value and that it can accurately pay the shareholders for the amount of their investments.

Article 11. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 9(b) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Article 12. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 10 (c) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Adjustment of the wording (reference to another Article) Provision renumbered
Provision does not exist

Article 13. The General Meeting may suspend the exercise of rights, including the voting right, of the shareholder or Shareholder Group that fails to comply with legal or regulatory  obligations, as well as those provided under these By-laws.

In order to follow the practices adopted by other companies that have widespread ownership in the market, we suggest the adoption of clear provisions that establish the punishment, with the suspension of the rights of the shareholders (and especially the right to vote), of the shareholder that fails to comply with legal, regulatory or By-law provisions to which the shareholder is subject to. Such provisions have the purpose of protecting the shareholders against hostile interests that are contrary to the long term goals of the Company and its shareholders as a whole. In this sense, the shareholders may decide, in a General Meeting, to impose punishment to the shareholder that is acting in a way that harms the interests of the Company. In order to make this provision more effective, it is established that shareholders that hold at least 5% of the Company’s capital may call such General Meeting, when the Board of Directors abstains from responding to the shareholders’ requests in this sense. The General Meeting will have the powers to decide upon the penalties to be imposed and such punishment will be suspended as soon as the shareholder ceases to act in the way that fails to comply with the legal, regulatory and By-law provisions.

Provision does not exist

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the General Meeting referred to in the main clause of this Article 13, when the Board Provision does not exist of Directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or Shareholder Group in default.

Provision does not exist

§2. The General Meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

Provision does not exist	§3. The suspension of rights shall cease when the violated obligation is performed.

CHAPTER IV	CHAPTER IV
MANAGEMENT	MANAGEMENT
SECTION IV.I. – GENERAL RULES	SECTION IV.I. – GENERAL RULES

Article12. The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).	Article 14. The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).	Provision renumbered

Article 13. The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Article 15. The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

We suggest the inclusion of a provision that admits that officers can be invested in their offices after the initial 30-day period from the date that they were elected, provided that there is a reason accepted by the other members of the corporate body to which the officer was elected. There may be cases in which practical circumstances that are not a direct result of the will of one of the elected candidates hinders the taking of office in a timely manner, and in this sense we suggest the possibility that, in such exceptional and justifiable case, the delay in the deliverance of the instrument of investiture is admitted.

Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the execution of the Statement of Consent from Senior Managers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the execution of the Statement of Consent from Senior Officers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Unchanged
Article 14. The Board of Directors may create advisory committees to assist the members of the Board of Directors, and determine the composition and specific responsibilities of such committees.	Excluded

This specific provision was excluded, however it has been adjusted and reproduced with the same terms as before in the new section that rules the specific form of the Advisory Committees of the Company, as proposed below.

Article 15. The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees.  Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.

Article 16. The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees.  Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.

Provision renumbered
Provision does not exist.

Article 17. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Nominating and Corporate Governance Committee and approved by the Board of Directors:

(a)     the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(b)     the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the Board of Directors, to the appraisal of the terms of a public tender offer, and to the possibility of calling the General Meeting for revoking the limitation on voting rights set forth in Article 6, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)     the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)    the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(e)     the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the Board of Directors shall exercise its competence set forth in Article 67 in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders interests considered as a whole;

(f)      the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)     the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)    the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards       or mechanism that may hamper or impair the achievement of the corporate interest;

(i)      the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy;

(j)       no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

In a context where the Company does not have a controlling shareholder, we suggest the establishment of guidelines that should always be followed by the offices of the Company, by giving materiality to fiduciary duties and giving stability to the general goals of the Company and interest of its shareholders. In this sense, the general guidelines seek to clarify that the directors and officers should always act in view of the best interest of the shareholders, and will also serve as a parameter for the application interpretation of other new provisions, as suggested, in relation to the election of the Board of Directors, limitation on voting rights and the mandatory public tender offer in case of obtainment of a material equity stake.

As a result of this provision, the guidelines will serve the purpose of assuring that the management of the Company is always performed by capable professionals that are not bound to particular interests that are not aligned with the interests of the other shareholders. Further, it is expected that this provision will encourage the management to be more transparent and rigidly committed with the strict compliance of the law, employing in the decision-making process the constant concern of making a management that forms and attracts talented members and that seeks the stability of the Company’s business and the compliance with its strategic goals. In addition, it is relevant to note that the new principles shall make clear that the provisions regarding the limitation of the shareholders’ voting rights and the public offering for the acquisition of the totality of shares of the Company do not serve under any circumstance, to perpetuate the interests of a specific group or to prevent the formation of a controlling power, but to guarantee widespread ownership of the Company, so that any material modification to the current shareholder composition of the Company is admitted to the extent that it is considered in line with the interests of the shareholders as a whole.

In conclusion, the provision suggested constitutes a steering instrument for carrying out the activities and duties of the directors and officers, giving materiality to their duties and responsibilities and optimizing the opportunities of creating value by creating parameters of performance for determining long-term strategies of the Company.

SECTION IV.II. – BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)	SECTION IV.II. – BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Title does not exist	Composition

Article 16. The Board of Directors is composed of at least five (5) and no more than nine (9) effective members (the election of alternates being permitted), all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re-election being permitted.

Article 18. The Board of Directors is composed of at least five (5) and no more than nine (9) effective members, all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re-election being permitted, in this case subject to the provisions set forth in Article 20, §6.

We suggest the exclusion of the possibility of having and electing alternate board members, as we believe that this is of little relevance when considering the Company’s current scenario. Additionally, reference is made to the new provision suggested that has the objective of guaranteeing the renewal of the Board of Directors’ composition.

Provision renumbered

Article 17. At least 20% of the effective members of the Board of Directors shall be Independent Members.	Article 19. The majority of the effective members of the Board of Directors shall be of Independent Members.

We suggest that Board of Directors is composed by a majority of Independent Members, and consequently, that the current participation of Independent Members is raised from the 20% proportion currently established in the By-laws. By adopting this provision, we expect to assure that the relevant decisions for the Company’s activities are always taken independently, in accordance with the best practices of corporate governance.

Provision renumbered

§ 1. When a fractional number of directors results from compliance with the percentage referred to above, the fraction shall be rounded (i) to the next highest whole number, where the fraction is 0.5 or greater; and (ii) to the next lowest whole number, where the fraction is less than 0.5.

	Excluded	The provision that established rounding will become unnecessary, in the event that it is established that the majority of the members of the Board of Directors shall be Independent Members.

§ 2. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capital; (ii) is not a Controlling Shareholder, nor a spouse or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to a company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (v) is not an employee, officer or director of a company or entity offering services and/products to, or requesting services and/or products from, the Company; (vi) is not a spouse or relative up to the second degree of any of the Company’s officers or directors; and (vii) does not receive any remuneration from the Company except that payable to directors (cash earnings generated by holdings in the Company’s capital are excluded from this restriction).

§1. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capita, within the limits set forth in these Bylaws; (ii) is not a Controlling Shareholder, nor a spouse, stable companion or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to person or company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) does not have direct or indirectly, participation superior to 5% of interest in the Company’s total or voting capital, neither has any relation with any shareholder who does; (iv) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company, neither of a company associated with any shareholder with a participation superior to 5% in the Company’s total or voting capital; (v) is not now and has not been, in the past three years related to company or person that provides audit services for the Company; (vi) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (vii) is not associated to company or entity offering services and/products to, or requesting services and/or products from, the Company; (viii) is not a spouse, stable companion or relative up to the second degree of any of the Company’s officers or directors nor has any relation with the Company or company controlled by the Company, neither has received, in the last three years, any kind of remuneration from the Company or company controlled by the Company (cash earnings generated by holdings in the Company’s capital are excluded from this restriction); (ix) does not receive any other kind of remuneration from the Company other than that arising from its term of office as board member (cash earnings generated by holdings in the Company’s capital are excluded from this restriction); (x) is not now, nor has been in the past three years, in the management of any company in which any of the Company’s directors or officer holds or has held, at the same time, office in a compensation committee or body with similar functions, with this restriction being also applied to its spouse, stable companion or relative up to the second degree.

We suggest that the concept of “Independent Member” is expanded, through the inclusion in the definition of the following characteristics: (i) inexistence of participation superior to 5% in the Company’s total or voting capital, or relation with any shareholder who does, aiming to avoid that the management of the Company is influenced by personal interests; (ii) absence of relation with independent auditors of the Company, aiming to avoid that any of the offices are held by the same people or that the interests are the same and may in any way affect the work of the external auditors; (iii) absence of relation with an entity in which a director or officer of the Company has taken office in a compensation committee or body with similar functions, aiming to avoid any private benefit of a Board Member in the name of personal interests that result of the other offices held. Additionally, it is important to note that the suggested inclusions aim to adapt the definition of Independent Member of the Board of Directors to the listing rules adopted by NYSE, in a manner that conforms the By-laws of the Company to the requirements of the aforementioned stock exchange. We also suggest some adjustments in order to perfect the wording of such provision.

With the expansion of the definition of Independent Member of the Board of Directors, it is possible to infer that the majority of the members of the Board of Directors will be composed by people that are not bound to personal interests, which optimizes the decision-making process by means of a procedure that is disinterested and more suitable to guarantee the observance of the interests of the Company, consequently optimizing the creation of value for the shareholders in the long run.

In addition, with the adoption of this provision, the By-laws will be fully adjusted to the provisions of the NYSE regarding this matter. Even though it is not necessary to reflect such rules in the By-laws, putting all the provisions together guarantees more clarity, regarding the concept of Independent Member.

Provision renumbered.

§ 3. Members of the Board of Directors elected in the manner provided for in Article 141 §§4 and 5 of Law 6404/76 shall also be considered to be Independent Members.

§2. Even if elected by the options set forth in §§4 and 5 of Article 141 of Law 6.404/76, the elected members can only be considered Independent Members if they also meet the requirements set forth in §1 of the present Article 19.

We suggest the amendment of the provision that allows Board Members elected by the procedure of multiple voting or by separate voting to be considered as independent. In view of the fact that it is being suggested that a person that does not hold a participation superior to 5% of interest in the Company’s total or voting capital, or relation with any shareholder who does is considered a Independent Member, it is important to establish, as a result, that the board member shall fulfill this characteristic in every scenario, even if elected by the multiple vote or separate vote. If this is not so, there would be no way to guarantee that a Independent Member of the Board of Director does not possess a relation with a specific relevant shareholder.

Provision renumbered.

Provision does not exist

§3. It can only be elected as a member of the Board of Directors, unless waived by the General Meeting, a person who, besides the legal and regulatory requirements, also meets the following conditions:

(e)     is over  35 years of age;

(f)      possesses excellent reputation, knowledge and expertise relevant to the Company's activities;

(g)     does not hold positions or functions in a company or entity that can be considered a competitor of the Company or of companies controlled by the Company, nor their respective controlling shareholders, sponsors of the latter, or companies under common control with that or its affiliates; and

(h)    does not have, nor represents a conflicting interest with the Company or with companies controlled by the Company. It is presumed to have a conflicting interest with the Company the person who, at the same time: (i) has been elected by a shareholder that has also elected a person for management in a competitor company or entity, and (ii) maintains a subordinated association to the shareholder who elected him.

In addition to the expansion of the concept of Independent Member of the Board of Directors, we suggest that all of the members of the Board of Directors comply with minimum requirements in order to take office. The restrictions suggested aim to guarantee that only experienced professionals that are capable of creating value for the Company's activities will become members of the Board of Directors, and further that such members will not represent interests of a entity that is a competitor or holds a conflicting interest.

Provision does not exist

§4. For the purposes of this Article 19, §3, (d), it shall be deemed to have elected a Director of the Company (i) the shareholder or Shareholder Group that has done it in isolation; or (ii) the shareholder or Shareholder Group whose votes, in isolation, were sufficient for the election of Director, if adopted the system of cumulative voting (or that would have been sufficient, in light of the number of shareholders present, even if the system had been adopted); or (iii) the shareholder or Shareholder Group whose votes, in isolation, were sufficient for the composition of the minimum percentage required by § 4 of Article 141 of Law 6404/76 for the exercise of the right to a separate election of a member of the Board of Directors.

This provision aims to guarantee that the provisions described above, regarding the protection of the management against conflicting or competing interests, are not the subject of controversy or doubts in relation to the discussion of what is considered someone or something that has a conflicting or competing interest. Through this provision, it is expected that disputes regarding the interpretations of such concepts will be settled and that the effectiveness of the provisions in relation to the protection of the Board of Directors’ composition will be guaranteed.

Provision does not exist

§5. For the purposes of this Article 19, an association shall be defined as (and its correlative term “associated”):

(d)    the employment relationship or that arising out of a professional services agreement, or participation in any administrative, advisory, fiscal or deliberative office;

(e)     the direct or indirect participation in a percentage equal to or greater than 10% of total capital or voting stock, or

(f)      being a spouse, stable companion or relative up to second degree.

Provision included in order to define what is “association” in the context of the provisions applicable to the election of Members of the Board of Directors. In this provision, what is expected, once more, is to settle disputes regarding interpretation and to give materiality to the definitions of the present By-laws, in a clear and objective manner.

Provision does not exist

§6. The members of the Board that no longer meet, due to supervening or unknown fact at the time of their election, the requirements set forth in this Article 19, shall immediately submit their resignation.

In order to guarantee the applicability of the provisions regarding the requirements for holding an office in the Board of Directors at all times, we suggest this express provision establishing that it is a Board Member’s duty to resign in the event that he no longer fulfills the requirements to which he was subject to at the time of his election.

Provision does not exist

§7. Without prejudice of the provisions of §6 above, the attendance, by each Director, of the condition of Independent Member and other requirements set forth in this Article 19, will be subject to constant monitoring and evaluation by the other Directors, who may decide to (i) recommend the resignation of their peers, documenting such decision in minutes, and (ii) to call the General Meeting to decide on the removal of such Director and appointment of a substitute.

In addition to the duty to resign of the members of the Board of Directors that cease to fulfill the requirements to which they were subject upon their election, we suggest the inclusion of a provision that assigns to the Board the duty to supervise the fulfillment of such requirements by its members, having the power to either recommend the resignation or call a General Meeting to vote on the removal from office. With this provision, we expect to give more effectiveness to the provisions regarding minimum requirements and regarding the independence of the majority of board members, in a manner inspired by principles adopted by NYSE, delegating to the Board of Directors the duty of evaluating the independent status of the board members.

Title does not exist	Election

Provision does not exist	Article 20. Except for cases set forth in Article 21, the election of members of the Board of Directors will be held by a slate system.

In line with other companies with widespread ownership in the market, we propose that the members of the Board of Directors be elected through a slate system, thus creating the corresponding rules which, in aggregate, shall give greater stability to the board election process, ensuring ordered renovation of the Board of Directors. The election of slates to the Board is known to be more organized, avoiding a considerable amount of conflicts and controversies in filling the positions, which should be addressed by the remaining rules that shall organize the election process, as described below.

The Board of Directors shall appoint a slate, following advice from the Nominating and Corporate Governance Committee, and the shareholders may appoint their own slates. In any case, it is required to provide wide information, on the internet, about the candidates, so that the shareholders may vote in an informed manner, electing those they believe to be the most suitable. The information to be disclosed must expressly include the information on whether the candidate is an independent member and on the existence of any conflicting interest.

In addition to the rule requiring a majority of independent members, in case the Board of Directors includes a candidate who does not qualify as such, it shall provide a justification for such appointment.

It will always be required that at least 1 appointee in each slate has not been a director of the Company at any time for the period of 4 years prior to its nomination, thus aiming at assuring a minimum level of renovation for the positions in the Board of Directors.

As a general rule, a shareholder may only vote in a single slate, and the slate with the greatest number of votes shall be elected. As a result, an organized procedure is established and, without adversely affecting the right of the shareholders to appoint their own candidates, such right shall be exercised in an organized way, after wide disclosure of information and in accordance with clear and precise rules.

In case any shareholder comes to know any fact or circumstance that renders a candidate to be in a position of conflicting interest or ineligible, it shall inform the Company and the General Meeting, under penalty of having its vote considered as abusive for all legal purposes (allowing its annulment and the liability for damages incurred).

The election through the slate system shall not be carried out in case of adoption of the multiple voting system, in accordance with the proposed Article 21.

Provision does not exist

§1. The Chairman of the General Meeting, in  the conduct of work  related  to the election of  members  of  the Board of Directors, must manage  the  voting mechanism applicable  under  the requirements provided in Article  20  and  Article  21.

Provision does not exist

§2. In the election referred to in this Article 20, only the following slates may be appointed: (i) that nominated by the Board of Directors, assisted by the Nominating and Corporate Governance Committee, or (ii) that indicated, as provided in § 4 of the present Article 20, by any shareholder or Shareholder Group.

Provision does not exist

§3. The Board of Directors, assisted by the Nominating and Corporate Governance Committee shall, on the date of the call to the General Meeting destined to elect members of the Board of Directors, make available at the Company's headquarters, a statement signed by each member of the slate indicated by it, containing: (i) the information specified in items 12.6 to 12.10 of Annex 24 to CVM Instruction No. 480/09, or information, as may be required under the rules that replace such instruction, as well as those required by the Listing Rules of the Novo Mercado, complemented by the complete description of their work experience, citing their previously carried out professional activities, as well as professional and academic qualifications; (ii) information on the existence of cases of incapacity or conflict of interest provided for in Article 147, § 3 of Law. 6,404/1976; and (iii) the indication that the candidate is characterized as an Independent Member under these Bylaws. Such information should also be reflected in the management proposal to be made available to shareholders on the internet, in the Company’s, the CVM’s and the BM&FBovespa’s websites. Whenever the Board of Directors includes, in its slate, a candidate who is not considered an Independent Member under these Bylaws, it shall submit a statement justifying the recommendation.

Provision does not exist

§4. The Shareholders or Shareholder Group that wishes to propose another slate to compete for positions on the Board of Directors shall, in advance of at least 5 days prior to the date scheduled for the General Meeting, provide the Board of Directors with statements signed individually by the candidates indicated by them, containing the information described in §3 above, and the Board of Directors shall provide the immediate release of said information on the internet, in the Company’s, the CVM’s and the BM&FBovespa’s websites.

Provision does not exist	§5. The same person may be part of two or more slates, including that appointed by the Board of Directors.
Provision does not exist

§6. The slate appointed, either by the Board of Directors or pursuant to §4 of the present Article 20, must have, at least, 2 (two) members that have not been members of the Board of Directors at any time during the 4 (four) years prior to their appointment.

Provision does not exist	§7. Each shareholder may only vote in one slate, being declared elected the candidates of the slate which receive the greater number of votes in the General Meeting.
Provision does not exist

§8. It is deemed to be abusive, for the purposes of the provisions of Article 115 of Law 6.404/76, the exercise of voting rights for election of Director by the shareholder that, aware of a conflict of interest situation or of reason for ineligibility as provided in the law, applicable regulation or these Bylaws, fails to inform the Company in accordance with §4 above, and subsequently, the General Meeting, on the existence of such a ground of ineligibility or facts that lead to presume conflict of interest of the elected Director.

Provision does not exist

Article 21. In the election of members of the Board of Directors, shareholders representing at least 5% of the capital stock may require the adoption of  the multiple voting process, provided they do so with at least 48 hours in advance of the Meeting.

The general rule, in case the proposed Article 20 is approved, shall be the election of the Board of Directors through the slate system. However, the shareholders may exercise their legal right to require the adoption of the multiple voting system, and in such case the Company must give immediate notice of the fact and, when the General Meeting is installed, the number of votes to which each shareholder is entitled shall be calculated.

In this case, the slate system for election shall not be adopted, and each shareholder may allocate its votes in one or more candidates. In case of a tie, a new calculation shall be made and the process shall be repeated from the beginning, specifically to the positions to which there was a tie.

The election of a member appointed by a shareholder shall exempt it from disclosing wide information about the candidate, as described above.

Finally, we propose the inclusion of a rule making clear that the right to a separate election of a board members shall only be applicable in case the Company is under control of a defined shareholder, a circumstance under which, after all, such rule makes sense, as it aims at guaranteeing that the minority shareholders elect one director. In this case, the candidate may be elected without being part of any slate, but in any case the rules for disclosure of information on the candidate must be fully complied with.

Provision does not exist

§1. The Company, immediately after receiving the requirement, shall disclose, by  notice  inserted  in its website, in the internet, and send, via electronic means, to CVM  and  to BM&FBovespa, the information that the  election shall be occur through the multiple voting process.

Provision does not exist

§2. Once the Meeting is installed, the Board, in view of the signatures on the Attendance Book and the number of shares held by the shareholders present, will calculate the number of votes that will be assigned to each shareholder or Shareholder Group.

Provision does not exist

§3. In the event of election of members of the Board of Directors by multiple voting process, there will be no election by slates and the members of the slates set forth in Article 20 will be individual candidates for members of the Board, as well as any other candidates who come to be appointed by shareholders present at the Meeting, provided that the statements signed by such candidates, with the content mentioned in §3 of Article 20, are submitted to the Meeting.

Provision does not exist

§4º. Each shareholder or Shareholder Group will be entitled to cumulate their assigned votes in a single candidate or distribute them among several candidates, being declared elected those who receive the highest number of votes.

Provision does not exist

§5. The positions that, by virtue of a tie, are not filled, will be subject to a new voting, through the same process, adjusting the number of votes assigned to each shareholder or Shareholder Group according to the number of positions to be filled.

Provision does not exist

§6. Whenever the election has been held through this process, the removal of any member of the Board of Directors by the General Meeting, will result in the dismissal of the other members, proceeding to a new election; in all other cases of vacancy on the Board of Directors, the first General Meeting shall elect the entire Board.

Provision does not exist

§7. Should the Company be under the control of a Controlling Shareholder or Shareholder Group, as defined in Article 116 of Law 6.404/76, shareholders representing 10% of the capital stock may require, as provided in §§ 4 and 5 of Article 141 of Law 6.404/76, that the election of one of the members of the Board of Directors be made separately, not being applicable to such election the rules set forth in Article 20, except for the submission of the declaration referred to in its §4.

Title does not exist	Functioning

Article 18. The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

Article 22. The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

Provision renumbered

§ 1. Pursuant to article 150 of Law 6404/76, in the case of vacancy of a sitting member of the Board of Directors, the remaining members of the Board of Directors shall indicate one substitute, who shall remain in the office until the next General Meeting to be held after that date, when a new board member shall be elected to finish the mandate. An Independent Board Member, in accordance with the Novo Mercado Listing Rules, shall only be substituted by another Independent Board Member.

§ 1. Except for the case set forth in Article 21, §6, in case of vacancy of a sitting member of the Board of Directors, the remaining members of the Board of Directors, assisted by the Nominating and Corporate Governance Committee, shall indicate one substitute, who shall remain in the office until the next General Meeting to be held after that date, when a new board member shall be elected to finish the mandate. An Independent Board Member, shall only be substituted by another Independent Member.

We propose wording adjustments in order to (i) establish that the nomination of a substitute, in the case of vacancy, will be made with the assistance of the Nominating and Corporate Governance Committee; (ii) state an exception to the case of election via multiple voting system; and (iii) exclude the reference to the definition of “Independent Member” made in the Novo Mercado Listing Rules, considering that the Company has adopted its own and more extensive definition in the By-laws.

Provision does not exist

§2. In case of vacancy in the majority of positions of the Board of Directors, a General Meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

We suggest the inclusion of a provision establishing that in the event that the majority of the seats in the Board of Directors is vacant, a General Meeting will be held to elect substitutes, avoiding that the decision-making process of the Board of Directors is affected by the lack of quorum, or further by the potential scenario in which the Board no longer has a majority of Independent Members.

§ 2. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

Provision renumbered

§ 3. Respecting the provision of the head of this Article in relation to the Chairman, in case of the temporary absence of any member of the Board of Directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Board Member, in accordance with the Novo Mercado Listing Rules, shall only be substituted by another Independent Board Member.

§4. Respecting the provision of the head of this Article in relation to the Chairman, in case of the temporary absence of any member of the Board of Directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Member shall only be substituted by another Independent Member.

We propose the exclusion of the reference to the definition of “Independent Member” of the Board of Directors as defined in the Novo Mercado Listing Rules, considering that the Company has adopted its own and more extensive definition in the By-laws.

Provision renumbered

Provision does not exist	§5. The Chief Executive Officer cannot be elected for the office of Chairman of the Board of Directors.

We suggest the inclusion of a provision that establishes that the Chief Executive Officer cannot be the Chairman of the Board of Directors, considering that such requirement will be mandatory, according to the expected amendments of the Novo Mercado Listing Rules, as a result of the restricted audience conducted in 2010.

Article 19. The Board of Directors shall meet at least quarterly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting.  Board of Directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.

Article 23. The Board of Directors shall meet at least bimonthly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting.  Board of Directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.

We propose that the Board of Directors meets at least bimonthly. Thus, greater efficiency in the decision-making process and greater commitment from the directors should be expected.

Provision renumbered

Article 20. The quorum for Board of Directors’ meetings shall be four members.  Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

Article 24. The quorum for Board of Directors’ meetings shall be four members.  Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

Provision renumbered
§ 1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.	§ 1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.	Unchanged

§ 2. Directors may be represented at meetings of the Board of Directors by another director, to whom special powers have been granted. The directors may also participate in meetings by telephone or video conference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§ 2. Directors may take part at meetings of the Board of Directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

Reference to the participation in meetings by representation has been excluded, since Article 22 (current Article 18) already provides for this matter.
Provision does not exist	§3. The Chief Executive Officer shall attend all meetings of the Board of Directors, providing clarification as needed.

We propose that the Chief Executive Officer is required to attend the meetings of the Board of Directors, even if not a member of such body, in order to ensure the constant interaction between the Company’s managing and supervisory activities.

Powers

Article 21. It addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:	Article 25. In addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:	Provision renumbered
(a) fix the general direction of the Company’s business;	(a) fix the general direction of the Company’s business;	Unchanged
Provision does not exist	(b) define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the Executive Board;

Power included to reflect the existing reality and to give substance to the power to fix the general orientation of the Company’s affairs, in this case through the definition of guidelines for drafting the budget and business plan of the Company, therefore ensuring that the general guidelines for business decisions are approved by the Board of Directors before implemented by the Executive Board.

(b) approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

(c) approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

Provision renumbered

(c) attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly compensation of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;

(d) attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 16 of these Bylaws;

Adequacy of wording (reference to another article) Provision renumbered
Provision does not exist	(e) nominate a slate for the election of the Board of Directors;	Express language providing for the power to nominate a slate for the election of the Board of Directors, as set forth in the new Article 20.
(d) elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws;

(f) elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that  such positions  are  always  occupied  by  trained people, familiar  with  the activities of the Company and its controlled companies,  and also able to  implement  its  business plans, long-term goals, and  ensure  the  continuity  of  the Company;

Inclusion of provision in the sense that the officers elected by the Board of Directors should always be highly qualified individuals, familiar with the Company’s activities and suitable to implement the Company’s plans and goals, also in line with the new proposed provisions to formalize and discipline the functions of the Nominating and Corporate Governance Committee that will assist the Board of Directors in such functions.

(e) supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(g) supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

Provision renumbered

(f) determine the general compensation criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(h) determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

Provision renumbered

(g) instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(i) instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

Provision renumbered

(h) in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

(j) in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

Provision renumbered
(i) call General Shareholders’ Meetings;	(k) call General Shareholders’ Meetings and privately, the General Meeting set forth in Article 67, item (c);

Inclusion of express exception concerning the fact that the Board of Directors has exclusive power to call the General Meeting that will decide on the overruling of the limitation on voting rights as described in the present proposal.

(j) submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;	(l) submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;	Provision renumbered
(k) issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;	(m) issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;	Provision renumbered

(l) attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(n) attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

Provision renumbered

(m) authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(o) authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

Provision renumbered
(n) appoint and dismiss the Company’s independent auditors;	(p) appoint and dismiss the Company’s independent auditors;	Provision renumbered

(o) approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(q) approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

Provision renumbered
(p) approve the issue of simple non-convertible debentures, without real security;

(r) approve the issuance of debentures of any species and characteristics and with any guarantees, provided that,  in the case of  debentures convertible into shares, the limit  authorized  for the issuance of common shares,  provided for in  Article 6 hereof, is complied with;

Update of powers according to the Provisional Measure No. 517, of December 30, 2010 that gave powers to the Board of Directors of publicly-held companies to deliberate on the issuance of debentures of any species, characteristics and guarantees, including convertible debentures. In the latter case, such powers may be exercised only if there is authorization in the By-laws, within the limit of the authorized capital established in the By-laws. We propose not only to reflect the new general powers granted by law, but also to implement the option to provide that the Board of Directors can decide on the issuance of convertible debentures, regardless of authorization in a General Shareholders’ Meeting, but always subject to the limit of the authorized capital. Thus, the Company will be adapted to the new legal provisions and may have greater flexibility and speed in the structuring of the debt issuance.

(q) approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;	(s) approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;	Provision renumbered

(r) unless provided for in the annual budget or in the business plan then in effect, approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders;

(t) approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

Wording improvement

(s) authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(u) authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

Provision renumbered

(t) approve any change in the Company’s headquarters, and the opening, transfer or extinction of branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad, with the exception of the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the promotion, management, development, construction and sale of real estate projects, which shall be subject only to the provisions of Art 34, §1;

Excluded

According to the proposed wording of Article 2 above, the Executive Board would also have powers to alter the headquarters address, to open and extinguish branches and similar offices, thus this provision would no longer have effect if the abovementioned amendment is approved.

(u) authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason of a substantial part of the Company’s permanent assets, permanent assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (s) above), when such transactions are not provided for in the annual budget;

(v) authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (s) above), when such transactions are not provided for in the annual budget;

Change in the definition of “permanent assets” to “non-current assets”, in accordance with the technical accounting concept. Provision renumbered
(v) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery; and	(w) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;	Adequacy of wording (reference to another article) Provision renumbered

(w) establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article 9 (b) of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer.

(x) establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article 10, (b) of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer, in the cases provided under these By-laws; and

Wording improvement Adequacy of wording (reference to another article and explicit reference to preparation of the appraisal report in the cases set forth in the By-laws). Provision renumbered
Provision does not exist

(y) issue its opinion in advance, making it public and observing the rules laid out in Article 67 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 62 hereof.

We propose the inclusion of the rule providing that the Board of Directors must give its opinion, and disclose it in advance, on the terms of any public tender offer for acquisition of shares issued by the Company, whether in cases set forth in law or regulation or in the case we propose to be included in the By-laws. This requirement is expected to become mandatory in accordance with the approved amendments of the Novo Mercado Listing Rules, in the restricted audience conducted in 2010.

SECTION IV.III. – EXECUTIVE BOARD (DIRETORIA)	SECTION IV.III. – EXECUTIVE BOARD (DIRETORIA)

Article 22. The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.	Article 26. The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.	Provision renumbered

Article 23. The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.

Article 27. The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.

Language improvement in regard of the nature of the matters decided collectively by the Executive Board. Provision renumbered
Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.	Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.	Unchanged

Article 24. In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 28. In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Provision renumbered

Article 25. The Executive Board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders.  The officers shall be elected by the Board of Directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 29. The Executive Board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders.  The officers shall be elected by the Board of Directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Provision renumbered

Article 26. The officers of the Company shall be appointed as Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação) and Institutional Relations Officer (Diretor de Relações Institucionais), and the remaining officers shall have no specific designation.  Accumulation of functions is allowed.

Article 30. The officers of the Company shall be appointed as Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação), Institutional Relations Officer (Diretor de Relações Institucionais), and Sales and Marketing Officer (Diretor de Vendas e Marketing) and the remaining officers shall have no specific designation. Accumulation of functions is allowed.

We propose the creation of one additional designated position in the Executive Board (Sales and Marketing Officer), thus formalizing the existence of functions already carried out in the Company, but not currently under the responsibility and duties formally imposed on an executive officer designated in the By-laws. As a result, we expect that the Company may enhance its sales and marketing actions, as such executive officer shall be responsible for managing the relationship with clients, the Company’s position before the market and the development of products designed to meet customers’ demands.

Article 27. The Chief Executive Officer has the following powers and responsibilities:

(a)     to submit for approval by the Board of Directors the annual work plans and budgets, investment plans and new programs to expand the Company and its subsidiaries, causing the plans, budgets and programs to be carried out on the approved terms;

(b)   to formulate the Company’s operating strategies and directives and to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;

(c)   to supervise all the Company’s activities;

(d)  to coordinate and supervise the work of the Executive Board, and to call and chair its meetings; and

(e)   to perform such other duties as may be assigned by the Board of Directors.

Article 31. The duties of the Chief Executive Officer are:

(j)       to submit for approval by the Board of Directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(k)     to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(l)      to formulate the Company’s operating strategies and directives based on the general orientation provided by the Board of Directors;

(m)  to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;

(n)    to coordinate and supervise the work of the Executive Board, and to call and chair its meetings;

(o)     to develop, together with the Nominating and Corporate Governance Committee, the succession plans referred to in Article 47, item (d) below;

(p)    attend meetings of the Board of Directors and the General Meeting, as provided in these Bylaws and the applicable law;

(q)     to represent the Company towards shareholders, investors, customers, media, society and towards legal, business and government agencies, protecting the interests of the organization as well as its image;

(r)      to supervise all the Company’s activities, and also other powers conferred upon it by the Board of Directors.

Language improvements for adapting the duties of the Chief Executive Officer to his activities effectively carried out in the Company, especially in light of the recent inclusion, in the By-laws, of the specific functions and designations of each Executive Officer. We do not expect any economic effects arising directly from such language improvements.

Article 28. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (BOVESPA), and for maintaining the Company’s registration up to date, in accordance with the regulations issued by the CVM.

Article 32. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (BM&FBovespa), and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Language improvements for adapting the duties of the Investors Relations Officer to his activities effectively carried out in the Company, especially in light of the recent inclusion, in the By-laws, of the specific functions and designations of each Executive Officer. We do not expect any economic effects arising directly from such language improvements.

Article 29 - The duties of the Chief Financial Officer are:

(a)     to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)     to define Company’s strategies and guidelines, through the annual planning of actions and the preparation of the budget, jointly with the other officers;

(c)     to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)    to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;

(e)     to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels accepted by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(f)      to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;

(g)     to participate in executive committee meetings, in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(h)    to ensure that the Personnel and Management department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources.

Article 33. The duties of the Chief Financial Officer are:

(l)      to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(m)  to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(n)    to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(o)     to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;

(p)    to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(q)     to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and procedures supervision;

(r)      to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(s)     to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;

(t)      to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(u)    to participate in the Executive Board meetings (Article 27), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(v)     to represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image;

Language improvements for adapting the duties of the Chief Financial Officer to his activities effectively carried out in the Company, especially in light of the recent inclusion, in the By-laws, of the specific functions and designations of each Executive Officer. We do not expect any economic effects arising directly from such language improvements.

Article 30 - The duties of the Superintendent Officer of Construction are:

(a)    to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;

(b)    to define short, medium and long term guidelines for the Company’s strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(c)     to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for the region;

(d)    to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;

(e)     to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving Company’s business;

(f)      to provide guidelines and to monitor the budget aiming at the feasibility of new undertakings;

(g)    to ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health;

(h)    to represent the Company before clients, press, market and legal, corporate and governmental bodies, protecting Company’s interests and watching over Company’s image; and

(i)      to arrange new partnerships aiming at the feasibility of new undertakings.

Article 34 - The duties of the Superintendent Officer of Construction are:

(m)  ensure proper monitoring of construction, with regard to cost, schedule, quality of works by the Company or by third parties, promoting their implementation as approved in prior planning;

(n)    to provide guidelines and to monitor the budget aiming at the feasibility of new ventures, for subsequent approval of the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(o)     ensure proper management of relationships with suppliers of the Company and approve their hiring;

(p)    ensure proper management of the environment and safety of the construction of its works or third parties works;

(q)     ensure proper delivery of the enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(r)      to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;

(s)     to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(t)      to approve and to ensure the compliance with the Company’s budget, destined to the construction area, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(u)    to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(v)     to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and obtaining all necessary documentation to support the transfer;

(w)   set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented; and

(x)     to represent the Company before clients, media, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Language improvements for adapting the duties of the Superintendent Officer of Construction to his activities effectively carried out in the Company, especially in light of the recent inclusion, in the By-laws, of the specific functions and designations of each Executive Officer. We do not expect any economic effects arising directly from such language improvements.

Article 31 - The duties of the Superintendent Officer of Incorporation are:

(a)     to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;

(b)     to define short, medium and long term guidelines for the Company’s strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(c)     to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for the region;

(d)    to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

(e)     to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;

(f)      to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving the Company’s business;

(g)     to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(h)    to ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health;

(i)      to represent the Company before clients, press, market and legal, corporate and governmental bodies, protecting Company’s interests and watching over the Company’s image;

(j)       to monitor and to guide the real state counsel; and

(k)     to accompany actions and results of marketing and sales, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities.

Article 35 - The duties of the Superintendent Officer of Incorporation are:

(o)     to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(p)    to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(q)     ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of enterprises;

(r)      to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;

(s)     to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(t)      to ensure the proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(u)    to define, to areas of the Company responsible for enterprises incorporation, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(v)     to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(w)   to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

(x)     to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(y)     to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(z)     monitor the actions and results of marketing and sales together with the Sales and Marketing Officer, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(aa)   to define, along with the Sales and Marketing Officer, pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit; and

(bb) to represent the Company before clients, press, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Language improvements for adapting the duties of the Superintendent Officer of Incorporation to his activities effectively carried out in the Company, especially in light of the recent inclusion, in the By-laws, of the specific functions and designations of each Executive Officer. We do not expect any economic effects arising directly from such language improvements.

Article 32 - The duties of the Institutional Relations Officer are:

(a)     comprise the contact with all public agencies and professional associations, giving support to land regularization proceedings;

(b)     to give support to the search of new incorporation partners;

(c)     to be responsible for the Company’s police/strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community; and

(d)    to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image.

Article 36 - The duties of the Institutional Relations Officer are:

(h)    to keep contact with all public agencies and professional associations, giving support to land regularization proceedings;

(i)      to give support to the search of new incorporation partners;

(j)       to support the search for new contacts for construction by third parties to be executed by the Company;

(k)     to be responsible for the Company’s policy and strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community;

(l)      to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(m)  to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image; and

(n)    to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Language improvements for adapting the duties of the Institutional Relations Officer to his activities effectively carried out in the Company, especially in light of the recent inclusion, in the By-laws, of the specific functions and designations of each Executive Officer. We do not expect any economic effects arising directly from such language improvements.

Provision does not exist

Article 37. The duties of the Sales and Marketing Officer are:

(p)  to plan, develop and coordinate sales activities, aiming at the Company's growth in the market and the fulfillment of plans and sales goals established for products and brands in the various distribution channels;

(q)   to coordinate its own and outsourced sales team to maintain the best possible distribution of goods throughout the country and aiming to achieve sales targets;

(r)    to define, along with the Superintendent Officer of Incorporation, prices, terms of sales and trade agreements, taking responsibility for ensuring the implementation of trade policy of the Company, to maximize profits and meet sales goals;

(s)    to monitor the process of sales of the remaining units through control of third parties in order to decrease the amount of remaining units, therefore focusing on new releases;

(t)     to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

(u)  to analyze the market relatively to its segment and the Company’s potential for sales of products and services for the domestic market, aiming to plan and propose marketing goals;

(v)   to monitor and analyze the actions of competitors, embracing technical, strategic and price aspects, aiming to ensure the Company’s position in the market in the short, medium and long term;

(w) to monitor the actions and results of sales and marketing by monitoring the performance indicators, actions, communication actions and institutional marketing and products, as well as identifying new business opportunities;

(x)   to develop communication strategies, advertising and sales of new releases, of the remaining units and of the Company’s brand, aiming to its use in the most efficient manner;

(y)   to ensure the brand positioning of the Company with its respective target audience, within the guidelines established by the Company;

(z)   to manage the correct application of the brand in the various materials used by the Company in order to standardize it and ensure its correct exposure, aiming to increase consumer awareness;

(aa)          to define the guidelines for the customer relationship area and the correct monitoring of the results of such area;

(bb)         to  ensure the proper relationship of the areas of the Company with customers, taking responsibility for the fulfillment, by each of them, of the corresponding service level agreements;

(cc)           to ensure proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company; and

(dd)        to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

We propose, as described above, the creation of one additional designated position in the Executive Board (Sales and Marketing Officer), thus formalizing the existence of functions already carried out in the Company, but not currently under the responsibility and duties formally imposed on an executive officer designated in the By-laws. As a result, we expect that the Company may enhance its sales and marketing actions, as such executive officer shall be responsible for managing the relationship with clients, the Company’s position before the market and the development of products designed to meet customers’ demands.

Article 33. The other officers without specific designation shall have the functions attributed to them by the Board of Directors.	Article 38. The other officers without specific designation shall have the functions attributed to them by the Board of Directors.	Provision renumbered

Article 34. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

a)       any two officers;

b)       any officer acting jointly with an attorney-in-fact with specific powers; or

c)       two attorneys-in-fact with specific powers.

Article 39. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

(a)     any two officers;

(b)     any officer acting jointly with an attorney-in-fact with specific powers; or

(c)     two attorneys-in-fact with specific powers.

Provision renumbered

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 39 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

Language adaptation (reference to other article)

§2. The Company may be represented by a single officer, without the formalities provided for in this Article 34, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§2. The Company may be represented by a single officer, without the formalities provided for in this Article 39, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

Language adaptation (reference to other article)

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact.  Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

Unchanged

Title does not exist	SECTION IV.IV. – ADVISORY COMMITTEES

Provision does not exist

Article 40. The Board of Directors shall have, as advisory bodies, an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, which shall, within their competence, provide subsidies to the decisions of the Board of Directors and, if the latter so determinea, assist the Executive Board in implementing internal policies approved by the Board of Directors.

We propose the inclusion of a new Section with specific provisions applicable to the Advisory Committees, formalizing their existence and functioning. Specifically, we propose the consolidation of the rules and duties of the Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee, responsible for essential affairs in the Company, directly related to its corporate governance, in short: transparency and compliance with the law and with the accounting rules; structuring the compensation that may best create incentives for the attraction and retention of talents and for the alignment of interests with the shareholders; and the nomination of qualified and people and the development of succession plans for the Company.

As a result, the Company will also count with clear and systematized rules listing the duties of such committees, thus allowing easy identification of the compliance with NYSE rules applicable to the matter, as well as giving stability to their existence, by guaranteeing the continuity of such advisory bodies. In addition to the committees expressly established in the By-laws, the Board of Directors may create any other committees that come to be necessary, defining its duties and composition.

Provision does not exist	Sole Paragraph. The Board of Directors may determine the creation of other advisory committees, defining its composition and specific powers.
Provision does not exist	Article 41. The Advisory Committees shall meet regularly, deciding by a simple majority of its members.

In line with the formalization of the provisions applicable to the Advisory Committees, we propose the consolidation of the rules applicable to their functioning, establishing the form of carrying out their meetings and decisions, as well as the existence of a chairman responsible for organizing and supervising the activities of each committee.

The Company shall provide the necessary structure, resources and information for the good functioning of such Committees. In addition, the directors and officers, when necessary, may be present in the Committees’ meetings, thus promoting interaction between the bodied responsible for the supervision, management and advice of the Company, in a way as to enable the best possible decision-making process.

The committees shall record their deliberations in minutes drawn up in books open for such purpose, to be kept in the Company’s files.

Provision does not exist	§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the Board of Directors, should it be deemed necessary given the nature of matter.
Provision does not exist

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the Board of Directors about the Committee's work and acting along with the Executive Board in the necessary assistance to the implementation of internal policies within the scope of its duties.

Provision does not exist	§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.
Provision does not exist

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advise, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

Provision does not exist	§5. Whenever necessary, the members of the Executive Board or of the Board of Directors can be invited to participate in the meetings of the Advisory Committees.

Title does not exist	Audit Committee

Provision does not exist	Article 42. The Audit Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

Rules for composition of the Audit Committee, by which all of its members must be Independent Members, thus ensuring that their functions are carried out in a disinterested way. In addition, the members of the committee must comply with the requirements of expertise imposed by either the NYSE or the SEC.

Provision does not exist

§1. In any case, members of the Audit Committee shall meet the requirements set forth in Article 19 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (SEC) and the NYSE, and at least one of the members shall have vast experience in accounting and financial management.

Provision does not exist

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Provision does not exist

Article 43. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by Board of Directors or that are required by SEC and NYSE rules, always reporting to the Board of Directors in the exercise of its functions, to:

(s)    recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(t)     supervise the work of independent auditors;

(u)   review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(v)   evaluate the qualifications, performance and independence of auditors;

(w) establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(x)   at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(y)   review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(z)    review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(aa)           review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(bb)          review, together with the Chief Executive Officer and the Chief Financial Officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(cc)           consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(dd)         settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(ee)             review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(ff) assist the Board in carrying out oversight functions of the Executive Board;

(gg)          review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(hh)          review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(ii)   analyze possible conflicts of interest involving members of the Board of Directors, as well as provide opinion on whether any such Directors should vote in any matter that may give rise to conflict of interests or not, and

(jj)   analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Consolidation and formalization of the duties of the Audit Committee, currently already being performed and carried out in accordance with the Company’s internal rules. We propose to expressly provide for that matter in the By-laws, thus ordering the applicable rules in a systematized, clear and accessible manner. Such formalization shall allow an easy identification of the compliance with NYSE rules applicable to the matter, but we do not expect any economic effects arising directly from such inclusions.

Title does not exist	Compensation Committee

Provision does not exist	Article 44. The Compensation Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

Rules for composition of the Compensation Committee, by which all of its members must be Independent Members. In addition, at least one member of the committee must have expertise in the field of human resources management and compensation structure.

Provision does not exist

§1. At least one of the members shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

Provision does not exist

§2. The Compensation Committee members shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Provision does not exist

Article 45. It is incumbent upon the Compensation Committee, amongst other functions that may be assigned to it by Board of Directors, to:

i)        propose to the Board of Directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the Board of Directors, as well as to senior employees of the Company and its controlled companies;

j)         annually propose to the Board of Directors the compensation of the Company's officers, to be submitted to the General Meeting;

k)       propose to the Board of Directors the orientation of votes to be cast as provided in Article 25, item (i);

l)        recommend, to the approval of the Board of Directors, the allocation of the overall compensation amount determined by the General Meeting, the monthly fees of each member of management, the Advisory Committees and other advisory bodies;

m)    review and recommend, to the approval of the Board of Directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

n)      recommend, to the approval of the Board of Directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

o)       recommend, to the approval of the Board of Directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the  balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these By-laws; and

p)      review, and submit to the Board of Directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims.

Consolidation and formalization of the duties of the Compensation Committee, currently already being performed and carried out in accordance with the Company’s internal rules. We propose to expressly provide for that matter in the By-laws, thus ordering the applicable rules in a systematized, clear and accessible manner. Such formalization shall allow an easy identification of the compliance with NYSE rules applicable to the matter, but we do not expect any economic effects arising directly from such inclusions.

Title does not exist	Nominating and Corporate Governance Committee

	Article 46. The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.	Rules for composition of the Nomination and Corporate Governance Committee, by which all of its members must be Independent Members.
Sole Paragraph. The Nominating and Corporate Governance Committee members shall be elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 47. It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by Board of Directors, to:

j)         identify suitable persons to become members of the Board of Directors and of the Executive Board, and recommend such candidates to the Board of Directors, subject to the laws, regulations and these By-laws, regarding the requirements and impediments to elect directors and officers;

k)       identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the Board of Directors;

l)        recommend the nomination of members to the other Advisory Committees and any other committee established by the Board of Directors;

m)    develop, together with the Chief Executive Officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;

n)      develop, review, and recommend to the Board of Directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company, as well as other internal policies on corporate governance that come to be necessary;

o)       periodically review the responsibilities of all Advisory Committees and other committees established by the Board of Directors, and recommend any proposal for changes thereto to the Board of Directors,

p)      continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;

q)       prepare an annual report on the performance of its functions, evaluating the performance of members of the Board of Directors and the Executive Board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and

r)        propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.

Consolidation and formalization of the duties of the Nomination and Corporate Governance Committee, currently already being performed and carried out in accordance with the Company’s internal rules. We propose to expressly provide for that matter in the By-laws, thus ordering the applicable rules in a systematized, clear and accessible manner. Such formalization shall allow an easy identification of the compliance with NYSE rules applicable to the matter, but we do not expect any economic effects arising directly from such inclusions.

CHAPTER V	CHAPTER V
FISCAL COUNCIL (CONSELHO FISCAL)	FISCAL COUNCIL (CONSELHO FISCAL)

Article 35. The Fiscal Council shall be installed only at the request of shareholders and shall have the powers, duties and responsibilities established by law.  The Fiscal Council shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Article 48. The Fiscal Council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The Fiscal Council shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Inclusion of exception concerning the non-permanent nature of the Fiscal Council, currently observed but without explicit reference in such terms. Provision renumbered
Article 36. The Fiscal Council is composed of three (3) effective members and an equal number of alternates, all elected by the Shareholders in General Meeting.	Article 49. The Fiscal Council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the Shareholders in General Meeting.	Inclusion of the possibility of electing up to 5 members for the Fiscal Council, as permitted by law, if such alternative comes to be more convenient to shareholders. Provision renumbered
Provision does not exist

§1. In addition to those persons indicated in Article 147 of Law No. 6,404/76, those who do not fulfill the conditions established in items (c) and (d) of §3 of Article 19 of these By-laws cannot be elected to the Fiscal Council.

We propose the inclusion of a rule that also establishes the minimum requirements that must be met by members of the Fiscal Council in order to avoid representing conflicting or competing interests with the Company’s.

§1. The remuneration of the members of the Fiscal Council shall be fixed at the General Shareholders’ Meeting at which they are elected.	§2. The remuneration of the members of the Fiscal Council shall be fixed at the General Shareholders’ Meeting at which they are elected.	Provision renumbered

§2. The investiture of the members of the Fiscal Council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules.

§3. The investiture of the members of the Fiscal Council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules.

Provision renumbered
Article 37. The Fiscal Council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.	Article 50. The Fiscal Council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.	Provision renumbered

CHAPTER VI	CHAPTER VI
FISCAL YEAR, BALANCE SHEET AND RESULTS	FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 38. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 51. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Provision renumbered

Article 39. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

Article 52. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

Provision renumbered
§1. The dividends distributed under the terms of this Article 39 shall be attributed to the mandatory dividend.	Provision moved (new §2 below) for purpose of improving the wording.	_
§2. The Company may pay interest on its own capital, to be credited to annual or interim dividends.	§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.	Provision renumbered and moved for purposes of improvement and better understanding.
Provision moved (new §1 above) for purpose of improving the wording.	§2. The dividends and interest on its own capital distributed under the terms of this Article 52 shall be attributed to the mandatory dividend.

Inclusion of express applicability of the rule in the case of interest on its own capital, as usual in most Brazilian companies, and only highlighting the possibility for the Company, already in existence according to the previous wording.

Article 40. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.	Article 53. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.	Provision renumbered

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

Wording improvement

§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

a)       5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193 §1 of Law 6404/76;

b)       from the remaining net profits for the year, after the deduction referred to in item (a) of this Article and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

c)       an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

(a)     5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of Law 6404/76;

(b)     from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 53 and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(c)     an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

Adequacy of wording (reference to another article)

§3. The reserve established in item (c) above may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§3. The reserve established in item (c) of §2 of this Article 53 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

Adequacy of wording (reference to the present Article)

§4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

§4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

Unchanged

CHAPTER VII	CHAPTER VII
CONTROL AND DIFFUSE CONTROL	CONTROL AND ABSENCE OF CONTROL	Change in the name of the Chapter, considering the new definitions adopted in the By-laws.

Article 41. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Article 54. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Provision renumbered

Article 42. The public tender offer referred to in the Article 41 shall also be made:

(a)    in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and

(b)    in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to the São Paulo Stock Exchange – BOVESPA the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Article 55. The public tender offer referred to in Article 54 shall also be made:

(a)    in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and

(b)    in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to BM&FBovespa the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Adequacy of wording (reference to another article and to the current denomination of BM&FBovespa) Provision renumbered

Sole Paragraph. For purposes of these Bylaws:

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;

“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company; and

“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company.

	Excluded	Definitions were moved to new Article 11, §1, which will consolidate various definitions applicable to the subject, in alphabetical order.

Article 43. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

a)       make the public tender offer referred to in Article 41;

b)       compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation; and

c)       take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Article 56. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

(a)     make the public tender offer referred to in Article 54;

(b)     compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation, and for that means duly observing the procedures stated in the Novo Mercado Listing Rules; and

(c)     take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Reference to the Novo Mercado Listing Rules as a parameter for compliance with the rule requiring the payment of the difference between the price paid to the seller of control and the price paid for acquisition of publicly-traded shares, if such regulation, source of this rule, provides specific procedural rules for such payments, as it is expected, considering the results of the restricted audience for its amendment, conducted in 2010.

Adequacy of wording (reference to another article)

Provision renumbered

Article 44. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Article 57. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

In the Portuguese version, the term equivalent to “Purchaser” was substituted (from “Comprador” to “Adquirente”, with no effects to the English translated version). Provision renumbered

Sole Paragraph. For purposes of these Bylaws:

“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;

“Disposal of Company Control” means the transfer, for value, of Control Shares; and

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

	Excluded	Definitions were moved to new Article 11, §1, that will consolidate various definitions applicable to the subject, in alphabetical order.
Article 45. In the case of Diffuse Control over the Company:	Article 58. In case there is no Controlling Shareholder:

Improvement of wording to define more clearly the situation in which the following rules are applicable. Thus, given the absence of a controlling shareholder, we suggest the exclusion of the definition of “Diffuse Control", unclear and susceptible to doubts.

(a) whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

(a) whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

Unchanged

(b) whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, but without cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the shareholders which voted in favor of the exit at the General Meeting.

(b) whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization after which the resulting company’s securities are not admitted for trading on the Novo Mercado, the public tender offer shall be made by those to which such duty has been attributed by decision of said General Meeting, who shall be present in the General Meeting and therein expressly assume the obligation to make the tender offer.

Improvement of wording to define in a better and in a clearer way the hypothesis in which the tender offer shall be made.

We propose to amend the rule that provides that the tender offer should be made by the shareholders that vote in favor of delisting the Company from Novo Mercado, considering that it finds more specific application in cases where there is a relevant shareholder who does not hold control (as defined under Brazilian Law), which is not the case of the Company. The proposed rule has greater legitimacy once it gives to the shareholders the power to decide who should make the tender offer in case they to delist from Novo Mercado, therefore allowing greater flexibility and that each situation is handled in the most efficient way. This hypothesis must also be provided in the Listing Rules of Novo Mercado, as a result of the restricted audience conducted in 2010.

Provision moved and adapted according to former Article 9, Sole Paragraph

Article 59. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the General Meeting which approves the reorganization, the public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 58, item (b), as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 10, item (b) and in accordance with the Novo Mercado Listing Rules.

The provision was moved from former Article 9, Sole Paragraph, as it is more consistent with this chapter, and also subject to the following proposed adjustments: (i) improvement of wording to define more clearly the hypothesis in which the tender offer must be made; and (ii) express reference to the possibility of making the tender offer in ways to be determined as set forth in the new Article 58, item (b), above. This last hypothesis should be included in the Novo Mercado Listing Rules, as a result of the restricted audience conducted in 2010.

Article 46. In the case of Diffuse Control over the Company, where BOVESPA determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

Article 60. In case the Company has no Controlling Shareholder and BM&FBovespa determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

Improvement of writing to define more clearly the situation in which the following rules are applicable, that is, given the absence of a controlling shareholder, having been excluded the definition of “Diffuse Control", unclear and susceptible to doubts.

Adequacy of wording to the current denomination of BM&FBovespa.

Provision renumbered

§1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article 46 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article 60 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

Adequacy of wording (reference to the present article)

§2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article 46 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by BOVESPA for this purpose, whichever is shorter.

§2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article 60 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by BM&FBovespa for this purpose, whichever is shorter.

Adequacy of wording (reference to the present article and current and to the current denomination of BM&FBovespa.
Article 47. In the case of Diffuse Control, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:	Article 61. In case the Company has no Controlling Shareholder, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:

Improvement of writing to define more clearly the situation in which the following rules are applicable. Thus, given the absence of a controlling shareholder, we suggest the exclusion of the definition of “Diffuse Control", unclear and susceptible to doubts.

Provision renumbered

(a) a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and	(a) a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and	Unchanged

(b) an act or event of management, the Company shall make a public tender offer for cancellation of its registration as a publicly-held company, directed to all the Company’s shareholders. In the event the Shareholders in General Meeting resolve to maintain the Company’s registration as a publicly-held company registration, the public tender offer shall be made by the shareholders which voted in favor of the resolution.

(b) an act or event of management, a General Meeting shall be called to decide on the manner of solving the non-compliance and on the possible exit of the Company from Novo Mercado. The provisions of Article 58, item (b), must be observed in case the General Meeting decides that the Company shall exit the Novo Mercado.

We propose to amend the rule that provides that the mandatory tender offer must be made by the Company in cases where there is a violation of the Novo Mercado Listing Rules, by act or fact of the management. We understand to be more efficient to give power to the shareholders decide on how to remedy such violation, not necessarily resulting in an alternative that could cause a substantial reduction in stock dispersion and liquidity, and eventual delisting, when this should not always be more convenient to shareholders’ interests. Thus, we propose to give power to shareholders to decide on how to remedy said violation and eventually, if deemed necessary, the power to decide on the delisting from Novo Mercado, in which case they must observe the provisions of the proposed amendment to new Article 58, item (b), as described above. This hypothesis should also be provided in the new Novo Mercado Listing Rules, in light of the results of the restricted audience conducted in 2010.

Title does not exist	CHAPTER VIII	Inclusion of a new Chapter
Title does not exist	PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Provision does not exist

Article 62. Any shareholder or Group of Shareholders (“Acquiring Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the Investors Relations Officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

In light of the stability in the Company’s affairs and aiming to protect its widespread ownership, we propose the inclusion of rules providing for a mandatory public tender offer for acquisition of all shares issued by the Company, in case any shareholder or group of shareholders comes to obtain an equity stake of 30% of the total shares of the Company. We understand that such offer is necessary as a means to protect dispersed ownership of the Company, as adopted by various others publicly-held companies in Brazil, and also reflecting the standardized rules, clearer and more predictable, as proposed by BM&FBovespa for adoption in the Novo Mercado Listing Rules, which eventually came up being rejected in the restricted audience conducted before the participants in the segment.

The offer price should be equivalent to the economic value of the shares, as determined in an appraisal report made in accordance with the rules already provided in the By-laws.

The public tender offer shall comply with the regulations applicable to such matter, and the proposed rules also clarify certain deadlines and conditions applicable to the tender offer, so that it may be made under fair terms and in accordance with a clear and pre-established procedure, as it had been suggested by BM&FBovespa for revision of the Novo Mercado Listing Rules.

The Board of Directors shall give its opinion on any public tender offer for the acquisition of all shares issued by the Company, as described above, which includes the tender offer proposed in the form herein described. In performing such duty, the Board of Director must assess the convenience and opportunity of the tender offer, and, if the case after such analysis, it shall convene a Shareholders’ Meeting to deliberate on the revocation of the limitation on voting rights described above in this proposal.

Provision does not exist

§1. The Acquiring Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 62 above, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Law No. 6,404/76, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these By-laws.

Provision does not exist	§2. The Acquiring Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.
Provision does not exist

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the economic value, determined in accordance with an appraisal report made pursuant to the provisions of Article 10, item (c), and of Article 11.

Provision does not exist

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a) it shall be directed equally to all shareholders of the Company;

(b) it shall be effected by an auction to be held on BM&FBovespa;

(c) it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article 63, §2;

(e) it shall be launched at the price determined in accordance with the provisions of this Article 62 and settled in cash, in national currency; and

(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.

Provision does not exist

Article 63. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Acquiring Shareholder, may request to the management of the Company that a Special General Meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article 62, §4, item (f), and pursuant to the procedures provided under Article 4-A of Law No. 6,404/76 and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

Express language providing that, in the case of a mandatory public tender offer as proposed herein, the rules of Article 4-A of Law No. 6,404/76 shall also apply, thus giving the shareholders entitled to shares representing at least 10% of the corporate capital, the right to convene a Special Shareholders’ Meeting to deliberate on a new appraisal of the Company for purposes of reviewing the offer price. Such rule is intended to guarantee to the shareholder a means for a new appraisal of the Company.

Provision does not exist	§1. In the Special General Meeting referred to in Article 63, all shareholders, except for the Acquiring Shareholder, shall be entitled to vote.
Provision does not exist

§2. In case the Special General Meeting referred to in this Article 63 decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Acquiring Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said Special General Meeting.

Provision does not exist

Article 64. The requirement to make a mandatory tender offer under Article 62 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Express language providing that the mandatory nature of the public tender offer herein proposed shall not prevent the occurrence of competing or isolated offers, thus enhancing the possibility that the shareholders may tender their shares, if they deem appropriate, by the best possible value.

Provision does not exist

Article 65. The obligations applicable under Article 254-A of Law No. 6,404/76 and under Article 54 do not exclude the need for the Acquiring Shareholder to comply with the obligations applicable under this Chapter.

Express language providing that strict compliance with the law and with the By-laws in regard of making a public tender offer for acquisition of control does not exempt the offeror from making the public tender offer herein proposed, and in case said offer is not expressly exempted under the proposed Article 66. Such provision guarantees that the shareholders shall be offered with the opportunity to tender their shares for their economic value.

Provision does not exist

Article 66. The requirement to make a mandatory tender offer under Article 62 shall not be applicable in the following cases:

(a) when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the Acquiring Shareholder, remains in the Company;

(b) if the 30% equity stake is obtained by the Acquiring Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Listing Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c) if the 30% equity stake is obtained by the Acquiring Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these By-laws shall be observed.

This clause is intended to provide for the express cases where the public tender offer herein proposed shall not be mandatory. The listed exemptions are substantially similar to those suggested by BM&FBovespa for review of the Novo Mercado Listing Rules, in the restricted audience conducted in 2010. There may be situations in which the obligation should not be imposed to the shareholder who obtains an equity stake of 30%, namely: when the Company remains with a controlling shareholder; if the stake is obtained as a result of a prior public tender offer for the acquisition of all shares in the Company; in case the stake is obtained involuntarily, as a result of subscriptions without sufficient interested parties, corporate reorganizations or events that cause a reduction in the shareholder base of the Company; and finally in the case of a sale of control of the Company, which is subject to specific rules concerning a tender offer for acquisition of shares.

Provision does not exist

Article 67. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VIII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the Board of Directors shall meet within 10 days to assess the terms and conditions of the offer as made, and complying with the following principles:

(a) the Board of Directors may hire specialized external advisors, meeting the requirements of Article 11, §2, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b) the Board of Directors shall make public, with the corresponding justification thereto, to the shareholders, its opinion on the convenience and opportunity of public tender offer under analysis;

(c) in case the Board of Directors understands, based on its fiduciary duties, that the acceptance of the tender offer by a majority of the shareholders of the Company is in the best general interest of said shareholders and of the businesses and strategic plans of the Company and its controlled companies, it shall call an Extraordinary General Meeting, to be held within 30 days to decide on the revocation of the limitation on the number of votes provided under Article 6, and such revocation shall be subject to the condition that, as a result of the offer, the Acquiring Shareholder becomes entitled to at least 2/3 of the shares issued by the Company, excluding the shares in treasury;

(d) the limitation on the number of votes provided under Article 6 shall not be applicable, exceptionally in the Extraordinary General Meeting referred to in item (c) above, and exclusively when such General Meeting is called by initiative of the Board of Directors; and

(e) the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance referred to in the final part of item (c) of this Article 67, and upon the revocation of the limitation on the number of votes by shareholder provided under Article 6.

The Board of Directors shall give its opinion on any public tender offer for the acquisition of all shares issued by the Company, as described above, which includes the tender offer herein proposed. In performing such duty, the Board of Directors must assess the offer’s convenience and opportunity and, if the case after such analysis, it shall convene a Shareholders’ Meeting to deliberate on the revocation of the limitation on voting rights proposed herein.

The Board may hire external advice to help form its judgment in an informed and diligent way, and the analysis of convenience and opportunity must be made in light of the shareholders’ general interest and of the Company’s market position, and still taking into account the liquidity of the offered securities, when the case.

The opinion of the Board of Directors must be made public, as it will also be required under the Novo Mercado Listing Rules, according to the results of the restricted audience conducted in 2010.

It may be the case that, after an analysis made in compliance with their fiduciary duties, the Board of Directors concludes that the tender offer is adequate to the shareholders’ interests and to the Company’s plans, and in this case it shall convene a Shareholders’ Meeting to deliberate on the revocation of the limitation on voting rights in the form of Article 6 proposed above. Such revocation shall only be effective in case the offeror becomes entitled to 2/3 of the shares issued by the Company. In said Shareholders’ Meeting, and only when convened by the Board, the limitation on voting rights may not prevail.

We understand that such rules will allow the Board of Directors to comply with its duties of protecting the Company and the shareholders’ interests, as it will be required to act in face of opportunities for maximization of value, and such action must be carried out in an informed, good faith manner, and free of influence from any particular interests.

Provision does not exist

Article 68. In case the Acquiring Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 62; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the Board of Directors of the Company shall call an Extraordinary General Meeting, in which the Acquiring Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Acquiring Shareholder rights, in accordance with Article 120 of Law No. 6,404/76.

Language providing that any non-compliance of the rules herein proposed, in connection with the mandatory public tender offer, will cause a Shareholders’ Meeting to be convened to deliberate on the suspension of rights of the violating shareholder. Such rule results in the possibility of punishing that who comes to violate the need for making a public tender offer or somehow frustrate application of the related rules, and such punishment may include the suspension of voting rights. Therefore, it is expected that the rules herein proposed, if accepted, shall be complied with, thus allowing the other shareholders to act as to prevent a hostile takeover which does not fulfill the procedures set forth in the By-laws for the protection of shareholders.

CHAPTER VIII	CHAPTER IX	Chapter renumbered
LIQUIDATION	LIQUIDATION

Article 48. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Fiscal Council, which shall function during the period of liquidation.  The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

Article 69. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Fiscal Council, which shall function during the period of liquidation.  The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

Provision renumbered

CHAPTER IX	CHAPTER X	Chapter renumbered
ARBITRATION	ARBITRATION

Article 49. The Company and its shareholders, officers, directors and members of the Fiscal Council are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the capital market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

Article 70. The Company and its shareholders, officers, directors and members of the Fiscal Council are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

Adjustments to language Provision renumbered

CHAPTER X	CHAPTER XI	Chapter renumbered
GENERAL PROVISIONS	GENERAL PROVISIONS

Article 50. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76.  The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Article 71. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76.  The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Provision renumbered

EXHIBIT VII

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

Article 2. The Company’s headquarters and forum are located in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the Board of Directors or the Executive Board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except in the situation provided in Art. 39, §1, in which case prior approval of the Board of Directors will not be required.

Article 4. The Company has an indefinite term of duration.

CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$2,730,786,881.96, which is fully paid-in and divided into 431,983,717 common shares, all registered, book-entry and without par value.

§ 1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§ 2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders, observing the provisions of Article 6 below.

§ 3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).

§ 4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

Article 6. No shareholder or Shareholder Group may exercise votes in a number superior to 5% (five per cent) of the number of shares in which the Company’s capital is divided, in resolutions to amend, revoke or change, in any way, the effectiveness of the following rules from these Bylaws: Article 17, Article 19, Article 20, Article 21, and §1 of Article 49, and any rule or provision set forth in CHAPTER VIII.

§ 1. Without prejudice of the provision set forth in the main clause of this Article 6, in any Extraordinary General Meeting called to resolve on the amendment or revocation of the provisions set forth in this Article 6, the limit of votes for any shareholder or Shareholder Group will also be of 5% of the number of shares in which the Company’s capital is divided, with the exception of the provisions set forth in Article 67, (d).

§2º. The Chairman of the General Meeting must ensure compliance with the rules set forth in this Article 6 and inform the number of votes to which each shareholder or Shareholder Group, present at the meeting, will be entitled.

§3º. The votes that exceed the limits specified in this Article 6 will not be counted.

Article 7. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article 8. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to articles 257 to 263 of Law 6404/76. Pursuant to article 171, §3 of Law 6.404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 9. A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§ 1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.

§ 2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

§ 3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§ 4. The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.

§ 5. Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§ 6. The resolutions of the General Meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in Article 6 and in the main clause of Article 11.

Article 10. In addition to the matters provided for by the law, the Shareholders in General Meeting shall:

d)                   decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (respectively “Novo Mercado” and “BM&FBovespa”), which shall be communicated to BM&FBovespa in writing, 30 (thirty) days in advance;

e)                   always subject to the provisions of Article 12, choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

f)                    resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.

Article 11. The choice of the specialized institution or firm responsible for the determination of the Company’s economic value, referred to in Article 10 (c) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed.  The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

§ 1. For purposes of these Bylaws:

“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;

“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company;

“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company;

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s officers and directors and treasury shares;

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;

“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;

“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their officers or administrators in common;

“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital;

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

§2 The appraisal reports mentioned in this Article 11 shall be elaborated by a specialized company or institution, with proven experience and independent as to the power of decision of the Company, its officers and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Law 6.404/76, and shall bear the responsibility set forth in §6 of the same article.

Article 12. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 10 (c) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Article 13. The General Meeting may suspend the exercise of rights, including the voting right, of the shareholder or Shareholder Group that fails to comply with legal or regulatory  obligations, as well as those provided under these By-laws.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the General Meeting referred to in the main clause of this Article 13, when the Board of Directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or Shareholder Group in default.

§2. The General Meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§3. The suspension of rights shall cease when the violated obligation is performed.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article 14. The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).

Article 15. The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the execution of the Statement of Consent from Senior Officers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article 16. The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees.  Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.

Article 17. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Nominating and Corporate Governance Committee and approved by the Board of Directors:

(a)                the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(b)                the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the Board of Directors, to the appraisal of the terms of a public tender offer, and to the possibility of calling the General Meeting for revoking the limitation on voting rights set forth in Article 6, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)                 the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)                the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(e)                 the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the Board of Directors shall exercise its competence set forth in Article 67 in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders interests considered as a whole;

(f)                 the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)                 the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)                the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

(i)                  the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy;

(j)                  no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Composition

Article 18. The Board of Directors is composed of at least five (5) and no more than nine (9) effective members, all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re-election being permitted, in this case subject to the provisions set forth in Article 20, §6.

Article 19. The majority of the effective members of the Board of Directors shall be of Independent Members.

§1. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capita, within the limits set forth in these Bylaws; (ii) is not a Controlling Shareholder, nor a spouse, stable companion or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to person or company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) does not have direct or indirectly, participation superior to 5% of interest in the Company’s total or voting capital, neither has any relation with any shareholder who does; (iv) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company, neither of a company associated with any shareholder with a participation superior to 5% in the Company’s total or voting capital; (v) is not now and has not been, in the past three years related to company or person that provides audit services for the Company; (vi) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (vii) is not associated to company or entity offering services and/products to, or requesting services and/or products from, the Company; (viii) is not a spouse, stable companion or relative up to the second degree of any of the Company’s officers or directors nor has any relation with the Company or company controlled by the Company, neither has received, in the last three years, any kind of remuneration from the Company or company controlled by the Company (cash earnings generated by holdings in the Company’s capital are excluded from this restriction); (ix) does not receive any other kind of remuneration from the Company other than that arising from its term of office as board member (cash earnings generated by holdings in the Company’s capital are excluded from this restriction); (x) is not now, nor has been in the past three years, in the management of any company in which any of the Company’s directors or officer holds or has held, at the same time, office in a compensation committee or body with similar functions, with this restriction being also applied to its spouse, stable companion or relative up to the second degree.

§2. Even if elected by the options set forth in §§4 and 5 of Article 141 of Law 6.404/76, the elected members can only be considered Independent Members if they also meet the requirements set forth in §1 of the present Article 19.

§3. It can only be elected as a member of the Board of Directors, unless waived by the General Meeting, a person who, besides the legal and regulatory requirements, also meets the following conditions:

(a)                is over 35 years of age;

(b)                possesses  excellent reputation, knowledge and expertise relevant to the  Company's activities;

(c)                 does not hold positions or functions in a company or entity that can be considered a competitor of the Company or of companies controlled by the Company, nor their respective controlling shareholders, sponsors of the latter, or companies under common control with that or its affiliates; and

(d)                does not have, nor represents a conflicting interest with the Company or with companies controlled by the Company. It is presumed to have a conflicting interest with the Company the person who, at the same time: (i) has been elected by a shareholder that has also elected a managing person in a competitor company or entity, and (ii) maintains a subordination relation to the shareholder who elected him.

§4. For the purposes of this Article 19, §3, (d), it shall be deemed to have elected a Director of the Company (i) the shareholder or Shareholder Group that has done so individually; or (ii) the shareholder or Shareholder Group whose individual votes were sufficient for the election of Director, if the system of cumulative voting is adopted (or that would have been sufficient, in light of the number of shareholders present, even if the system had been adopted); or (iii) the shareholder or Shareholder Group whose individual votes were sufficient for the composition of the minimum percentage required by § 4 of Article 141 of Law 6404/76 for the exercise of the right to a separate election of a member of the Board of Directors.

§5. For the purposes of this Article 19, an association shall be defined as (and its correlative term “associated”):

(a)                the employment relationship or that arising out of a professional services agreement, or participation in any administrative, advisory, fiscal or deliberative office;

(b)                the direct or indirect participation in a percentage equal to or greater than 10% of total capital or voting stock, or

(c)                 being a spouse, stable companion or relative up to second degree.

§6. The members of the Board that no longer meet the requirements set forth in this Article 19, due to supervening or unknown fact at the time of their election, shall immediately submit their resignation.

§7. Notwithstanding the provisions of §6 above, the attendance, by each Director, of the condition of Independent Member and other requirements set forth in this Article 19, will be subject to constant monitoring and evaluation by the other Directors, who may decide to (i) recommend the resignation of their peers, documenting such decision in the appropriate minutes, and (ii) to call the General Meeting to decide on the removal of such Director and appointment of a substitute.

Election

Article 20. Except for cases set forth in Article 21, the election of members of the Board of Directors will be carried out by a slate system.

§1. The Chairman of the General Meeting, while presiding over a meeting dealing with the election of  members  of  the Board of Directors, must manage  the  voting mechanism applicable  under  the requirements provided in Article  20  and  Article  21.

§2. In the election referred to in this Article 20, only the following slates may be appointed: (i) that are presented by the Board of Directors, assisted by the Nominating and Corporate Governance Committee, or (ii) that are indicated, as provided in § 4 of the present Article 20, by any shareholder or Shareholder Group.

§3. The Board of Directors, assisted by the Nominating and Corporate Governance Committee shall, on the date of the call to the General Meeting destined to elect members of the Board of Directors, make available at the Company's headquarters, a statement signed by each member of the slate indicated by it, containing: (i) the information specified in items 12.6 to 12.10 of Annex 24 to CVM Instruction No. 480/09, or information, as may be required under the rules that replace such instruction, as well as those required by the Listing Rules of the Novo Mercado, complemented by the complete description of their work experience, citing their previously carried out professional activities, as well as professional and academic qualifications; (ii) information on the existence of cases of incapacity or conflict of interest provided for in Article 147, § 3 of Law. 6,404/1976; and (iii) the indication that the candidate is characterized as an Independent Member under these Bylaws. Such information should also be reflected in the management proposal to be made available to shareholders on the internet, in the Company’s, the CVM’s and the BM&FBovespa’s websites. Whenever the Board of Directors includes, in its slate, a candidate who is not considered an Independent Member under these Bylaws, it shall submit a statement justifying the recommendation.

§4. The Shareholders or Shareholder Group that wishes to propose another slate to compete for positions on the Board of Directors shall, in advance of at least 5 days prior to the date scheduled for the General Meeting, provide the Board of Directors with statements signed individually by the candidates indicated by them, containing the information described in §3 above, and the Board of Directors shall obtain the immediate release of said information on the internet, in the websites of the Company, the CVM and BM&FBovespa.

§5. The same person may be part of two or more slates, including the one put forward by the Board of Directors.

§6. The slate appointed either by the Board of Directors or pursuant to §4 of the present Article 20, must have, at least, 1 (one) member that has not been a member of the Board of Directors at any time during the 4 (four) years prior to its current appointment.

§7. Each shareholder may only vote in one slate, being declared elected the candidates of the slate which receives the greater number of votes in the General Meeting.

§8. It is deemed to be abusive, for the purposes of the provisions of Article 115 of Law 6.404/76, the exercise of voting rights for election of Directors by the shareholder that, aware of a conflict of interest situation or of reason for ineligibility as provided in the law, applicable regulation or these Bylaws, fails to inform the Company in accordance with §4 above, and subsequently, the General Meeting, of the existence of such a ground of ineligibility or facts that lead to presume conflict of interest of the elected Director.

Article 21. In the election of members of the Board of Directors, shareholders representing at least 5% of the capital stock may require the adoption of  the multiple voting process, provided they do so at least 48 hours in advance of the Meeting.

§1. The Company, immediately after receiving the requirement, shall disclose, by  notice  inserted  in its website, in the internet, and send, via electronic means, to CVM  and  to BM&FBovespa, the information that the  election shall occur through the multiple voting process.

§2. Once the Meeting is installed, the Board, in view of the signatures on the Attendance Book and the number of shares held by the shareholders present, will calculate the number of votes that will be assigned to each shareholder or Shareholder Group.

§3. In the event of election of members of the Board of Directors by multiple voting process, there will be no election by slates and the members of the slates set forth in Article 20 will be treated as individual candidates, as well as any other candidates who come to be appointed by shareholders present at the Meeting, provided that the statements signed by these candidates, with the content mentioned in §3 of Article 20, are submitted to the shareholders during the Meeting.

§4º. Each shareholder or Shareholder Group will be entitled to cumulate their assigned votes in a single candidate or distribute them among several candidates, being declared elected those who receive the highest number of votes.

§5º. The positions that, by virtue of a tie, are not filled, will be subject to a new voting, through the same process, adjusting the number of votes assigned to each shareholder or Shareholder Group according to the number of positions to be filled.

§6. Whenever the election has been held through this process, the removal of any member of the Board of Directors by the General Meeting, will result in the dismissal of the other members, proceeding to a new election; in all other cases of vacancy on the Board of Directors, the first General Meeting shall elect the entire Board.

§7. Should the Company be under the control of a Controlling Shareholder or Shareholder Group, as defined in Article 116 of Law 6.404/76, shareholders representing 10% of the capital stock may require, as provided in §§ 4 and 5 of Article 141 of Law 6.404/76, that the election of one of the members of the Board of Directors be made separately, not being applicable to such election the rules set forth in Article 20, except for the submission of the declaration referred to in its §4.

Functioning

Article 22. The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§ 1. Except for the case set forth in Article 21, §6, in case of vacancy of a sitting member of the Board of Directors, the remaining members of the Board of Directors, assisted by the Nominating and Corporate Governance Committee, shall indicate one substitute, who shall remain in the office until the next General Meeting to be held after that date, when a new board member shall be elected to finish the mandate. An Independent Board Member, shall only be substituted by another Independent Member.

§2. In case of vacancy in the majority of positions of the Board of Directors, a General Meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§4. Respecting the provision of the head of this Article in relation to the Chairman, in case of the temporary absence of any member of the Board of Directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Member shall only be substituted by another Independent Member.

§5. The Chief Executive Officer cannot be elected for the office of Chairman of the Board of Directors.

Article 23. The Board of Directors shall meet at least bimonthly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting.  Board of Directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.

Article 24. The quorum for Board of Directors’ meetings shall be four members.  Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§ 1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§ 2. Directors may take part at meetings of the Board of Directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§3. The Chief Executive Officer shall  attend  all  meetings  of the Board of Directors, providing  clarification  as needed.

Powers

Article 25. In addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:

(a)                fix the general direction of the Company’s business;

(b)                define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the Executive Board;

(c)                 approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

(d)                attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 16 of these Bylaws;

(e)                 nominate a slate for the election of the Board of Directors;

(f)                 elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that  such positions  are  always  occupied  by  trained people, familiar  with  the activities of the Company and its controlled companies,  and also able to  implement  its  business plans, long-term goals, and  ensure  the  continuity  of  the Company;

(g)                 supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(h)                determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(i)                  instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(j)                  in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

(k)                call General Shareholders’ Meetings and privately, the General Meeting set forth in Article 67, item (c);

(l)                  submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;

(m)                issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;

(n)                attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(o)                authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(p)                appoint and dismiss the Company’s independent auditors;

(q)                approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(r)                  approve the issuance of debentures of any species and characteristics and with any guarantees, provided that,  in the case of  debentures convertible into shares, the limit  authorized  for the issuance of common shares,  provided for in  Article 6 hereof, is complied with;

(s)                 approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(t)                  approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(u)                authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(v)                authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (s) above), when such transactions are not provided for in the annual budget;

(w)               approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;

(x)                establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article 10, (b) of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer, in the cases provided under these By-laws; and

(y)                issue its opinion in advance, making it public and observing the rules laid out in Article 67 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 62 hereof.

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article 26. The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.

Article 27. The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.

Article 28. In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 29. The Executive Board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders.  The officers shall be elected by the Board of Directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 30. The officers of the Company shall be appointed as Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação), Institutional Relations Officer (Diretor de Relações Institucionais), and Sales and Marketing Officer (Diretor de Vendas e Marketing) and the remaining officers shall have no specific designation. Accumulation of functions is allowed.

Article 31. The duties of the Chief Executive Officer are:

(a)                to submit for approval by the Board of Directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b)                to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)                 to formulate the Company’s operating strategies and directives based on the general orientation provided by the Board of Directors;

(d)                to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;

(e)                 to coordinate and supervise the work of the Executive Board, and to call and chair its meetings;

(f)                 to develop, together with the Nominating and Corporate Governance Committee, the succession plans referred to in Article 47, item (d) below;

(g)                 attend meetings of the Board of Directors and the General Meeting, as provided in these Bylaws and the applicable law;

(h)                to represent the Company towards shareholders,  investors, customers, media, society  and towards legal, business and government agencies, protecting  the  interests  of the organization as well as its  image;

(i)                  to supervise all the Company’s activities, and also other powers conferred upon it by the Board of Directors.

Article 32. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (BM&FBovespa), and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 33. The duties of the Chief Financial Officer are:

(a)                to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)                to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)                 to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)                to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;

(e)                 to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(f)                 to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and procedures supervision;

(g)                 to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(h)                to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;

(i)                  to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(j)                  to participate in the Executive Board meetings (Article 27), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(k)                to represent the Company towards shareholders,  investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting  the  interests  of the organization as well as its image;

Article 34 - The duties of the Superintendent Officer of Construction are:

(a)                ensure proper monitoring of construction, with regard to cost, schedule, quality of works by the Company or by third parties, promoting their implementation as approved in prior planning;

(b)                to provide guidelines and to monitor the budget aiming at the feasibility of new ventures, for subsequent approval of the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)                 ensure proper management of relationships with suppliers of the Company and approve their hiring;

(d)                ensure proper management of the environment and safety of the construction of its works or third parties works;

(e)                 ensure proper delivery of the enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(f)                 to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;

(g)                 to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h)                to approve and to ensure the compliance with the Company’s budget, destined to the construction area, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(i)                  to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(j)                  to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and obtaining all necessary documentation to support the transfer;

(k)                set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented; and

(l)                  to represent the Company before clients, media, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Article 35 - The duties of the Superintendent Officer of Incorporation are:

(a)                to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(b)                to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)                 ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of enterprises;

(d)                to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;

(e)                 to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(f)                 to ensure the proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(g)                 to define, to areas of the Company responsible for enterprises incorporation, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h)                to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(i)                  to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

(j)                  to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(k)                to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(l)                  monitor the actions and results of marketing and sales together with the Sales and Marketing Officer, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(m)                to define, along with the Sales and Marketing Officer, pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit; and

(n)                to represent the Company before clients, press, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

Article 36 - The duties of the Institutional Relations Officer are:

(a)                to keep contact with all public agencies and professional associations, giving support to land regularization proceedings;

(b)                to give support to the search of new incorporation partners;

(c)                 to support the search for new contacts for construction by third parties to be executed by the Company;

(d)                to be responsible for the Company’s policy and strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community;

(e)                 to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(f)                 to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image; and

(g)                 to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 37. The duties of the Sales and Marketing Officer are:

(a)               to plan, develop and coordinate sales activities, aiming at the Company's growth in the market and the fulfillment of plans and sales goals established for products and brands in the various distribution channels;

(b)               to coordinate its own and outsourced sales team to maintain the best possible distribution of goods throughout the country and aiming to achieve sales targets;

(c)               to define, along with the Superintendent Officer of Incorporation, prices, terms of sales and trade agreements, taking responsibility for ensuring the implementation of trade policy of the Company, to maximize profits and meet sales goals;

(d)              to monitor the process of sales of the remaining units through control of third parties in order to decrease the amount of remaining units, therefore focusing on new releases;

(e)               to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

(f)                to analyze the market relatively to its segment and the Company’s potential for sales of products and services for the domestic market, aiming to plan and propose marketing goals;

(g)               to monitor and analyze the actions of competitors, embracing technical, strategic and price aspects, aiming to ensure the Company’s position in the market in the short, medium and long term;

(h)               to monitor the actions and results of sales and marketing by monitoring the performance indicators, actions, communication actions and institutional marketing and products, as well as identifying new business opportunities;

(i)                 to develop communication strategies, advertising and sales of new releases, of the remaining units and of the Company’s brand, aiming to its use in the most efficient manner;

(j)                 to ensure the brand positioning of the Company with its respective target audience, within the guidelines established by the Company;

(k)               to manage the correct application of the brand in the various materials used by the Company in order to standardize it and ensure its correct exposure, aiming to increase consumer awareness;

(l)                 to define the guidelines for the customer relationship area and the correct monitoring of the results of such area;

(m)             to  ensure the proper relationship of the areas of the Company with customers, taking responsibility for the fulfillment, by each of them, of the corresponding service level agreements;

(n)               to ensure proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company; and

(o)               to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 38. The other officers without specific designation shall have the functions attributed to them by the Board of Directors.

Article 39. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

d)       any two officers;

e)       any officer acting jointly with an attorney-in-fact with specific powers; or

f)        two attorneys-in-fact with specific powers.

§ 1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 39 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§ 2. The Company may be represented by a single officer, without the formalities provided for in this Article 39, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§ 3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

SECTION IV.IV. - ADVISORY COMMITTEES

Article 40. The  Board of Directors shall have, as  advisory bodies, an  Audit  Committee, a  Compensation Committee and  a  Nominating  and  Corporate Governance Committee, which shall, within  their  competence, provide  subsidies  to the decisions  of the Board of Directors and,  if  the latter so determinea, assist  the  Executive Board in  implementing  internal policies approved by the Board  of  Directors.

Sole Paragraph. The Board of Directors may determine the creation of other advisory committees, defining its composition and specific powers.

Article 41. The Advisory Committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the Board of Directors, should it be deemed necessary given the nature of matter.

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the Board of Directors about the Committee's work and acting along with the Executive Board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advise, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

§5. Whenever necessary, the members of the Executive Board or of the Board of Directors can be invited to participate in the meetings of the Advisory Committees.

Audit Committee

Article 42. The Audit Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in Article 19 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (SEC) and the NYSE, and at least one of the members shall have vast experience in accounting and financial management.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 43. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by Board of Directors or that are required by SEC and NYSE rules, always reporting to the Board of Directors in the exercise of its functions, to:

(a)               recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(b)               supervise the work of independent auditors;

(c)               review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(d)              evaluate the qualifications, performance and independence of auditors;

(e)               establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(f)                at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(g)               review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(h)               review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(i)                 review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(j)                 review, together with the Chief Executive Officer and the Chief Financial Officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(k)               consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(l)                 settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(m)               review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(n)               assist the Board in carrying out oversight functions of the Executive Board;

(o)               review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(p)               review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(q)               analyze possible conflicts of interest involving members of the Board of Directors, as well as provide opinion on whether any such Directors should vote in any matter that may give rise to conflict of interests or not, and

(r)                analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Compensation Committee

Article 44. The Compensation Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. At least one of the members shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Compensation Committee members shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 45. It is incumbent upon the Compensation Committee, amongst other functions that may be assigned to it by Board of Directors, to:

q)                  propose to the Board of Directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the Board of Directors, as well as to senior employees of the Company and its controlled companies.

a)                  annually propose to the Board of Directors the compensation of the Company's officers, to be submitted to the General Meeting;

b)                  propose to the Board of Directors the orientation of votes to be cast as provided in Article 25, item (i);

c)                   recommend, to the approval of the Board of Directors, the allocation of the overall compensation amount determined by the General Meeting, the monthly fees of each member of management, the Advisory Committees and other advisory bodies;

d)                  review and recommend, to the approval of the Board of Directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions  applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

e)                   recommend, to the approval of the Board of Directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

f)                   recommend, to the approval of the Board of Directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the  balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these By-laws; and

g)                   review, and submit to the Board of Directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims.

Nominating and Corporate Governance Committee

Article 46. The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

Sole Paragraph. The Nominating and Corporate Governance Committee members shall be elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 47. It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by Board of Directors, to:

a)                  identify suitable persons to become members of the Board of Directors and of the Executive Board, and recommend such candidates to the Board of Directors, subject to the laws, regulations and these By-laws, regarding the requirements and impediments to elect directors and officers;

b)                  identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the Board of Directors;

c)                   recommend the nomination of members to the other Advisory Committees and any other committee established by the Board of Directors;

d)                  develop, together with the Chief Executive Officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;

e)                   develop, review, and recommend to the Board of Directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company, as well as other internal policies on corporate governance that come to be necessary;

f)                   periodically review the responsibilities of all Advisory Committees and other committees established by the Board of Directors, and recommend any proposal for changes thereto to the Board of Directors,

g)                   continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;

h)                  prepare an annual report on the performance of its functions, evaluating the performance of members of the Board of Directors and the Executive Board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and

i)                    propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.

CHAPTER V

FISCAL COUNCIL (CONSELHO FISCAL)

Article 48. The Fiscal Council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The Fiscal Council shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Article 49. The Fiscal Council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the Shareholders in General Meeting.

§ 1. In addition to those persons indicated in Article 147 of Law No. 6,404/76, those who do not fulfill the conditions established in items (c) and (d) of §3 of Article 19 of these By-laws cannot be elected to the Fiscal Council.

§ 2. The remuneration of the members of the Fiscal Council shall be fixed at the General Shareholders’ Meeting at which they are elected.

§ 3. The investiture of the members of the Fiscal Council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules.

Article 50. The Fiscal Council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 51. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 52. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§ 1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

§ 2. The dividends and interest on its own capital distributed under the terms of this Article 52 shall be attributed to the mandatory dividend.

Article 53. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§ 1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

§ 2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

d)       5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of Law 6404/76;

e)       from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 53 and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

f)        an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§ 3. The reserve established in item (c) of §2 of this Article 53 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§ 4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

CHAPTER VII

CONTROL AND ABSENCE OF CONTROL

Article 54. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Article 55. The public tender offer referred to in Article 54 shall also be made:

a)       in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and

b)       in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to BM&FBovespa the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Article 56. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

d)       make the public tender offer referred to in Article 54;

e)       compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation, and for that means duly observing the procedures stated in the Novo Mercado Listing Rules; and

f)        take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Article 57. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Article 58. In case there is no Controlling Shareholder:

a)       whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

b)       whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization after which the resulting company’s securities are not admitted for trading on the Novo Mercado, the public tender offer shall be made by those to which such duty has been attributed by decision of said General Meeting, who shall be present in the General Meeting and therein expressly assume the obligation to make the tender offer.

Article 59. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the General Meeting which approves the reorganization, the public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 58, item (b), as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 10, item (b) and in accordance with the Novo Mercado Listing Rules.

Article 60. In case the Company has no Controlling Shareholder and BM&FBovespa determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

§ 1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article 60 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§ 2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article 60 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by BM&FBovespa for this purpose, whichever is shorter.

Article 61. In case the Company has no Controlling Shareholder, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:

a)       a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

b)       an act or event of management, a General Meeting shall be called to decide on the manner of solving the non-compliance and on the possible exit of the Company from Novo Mercado. The provisions of Article 58, item (b), must be observed in case the General Meeting decides that the Company shall exit the Novo Mercado.

CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Article 62. Any shareholder or Group of Shareholders (“Acquiring Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the Investors Relations Officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§ 1. The Acquiring Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 62 above, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Law No. 6,404/76, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these By-laws.

§ 2. The Acquiring Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§ 3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the economic value, determined in accordance with an appraisal report made pursuant to the provisions of Article 10, item (c), and of Article 11.

§ 4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a) it shall be directed equally to all shareholders of the Company;

(b) it shall be effected by an auction to be held on BM&FBovespa;

(c) it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article 63, §2;

(e) it shall be launched at the price determined in accordance with the provisions of this Article 62 and settled in cash, in national currency; and

(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.

Article 63. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Acquiring Shareholder, may request to the management of the Company that a Special General Meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article 62, §4, item (f), and pursuant to the procedures provided under Article 4-A of Law No. 6,404/76 and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§ 1. In the Special General Meeting referred to in Article 63, all shareholders, except for the Acquiring Shareholder, shall be entitled to vote.

§ 2. In case the Special General Meeting referred to in this Article 63 decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Acquiring Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said Special General Meeting.

Article 64. The requirement to make a mandatory tender offer under Article 62 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 65. The obligations applicable under Article 254-A of Law No. 6,404/76 and under Article 54 do not exclude the need for the Acquiring Shareholder to comply with the obligations applicable under this Chapter.

Article 66. The requirement to make a mandatory tender offer under Article 62 shall not be applicable in the following cases:

(a) when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the Acquiring Shareholder, remains in the Company;

(b) if the 30% equity stake is obtained by the Acquiring Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Listing Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c) if the 30% equity stake is obtained by the Acquiring Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these By-laws shall be observed.

Article 67. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the Board of Directors shall meet within 10 days to assess the terms and conditions of the offer as made, and complying with the following principles:

(a) the Board of Directors may hire specialized external advisors, meeting the requirements of Article 11, §2, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b) the Board of Directors shall make public, with the corresponding justification thereto, to the shareholders, its opinion on the convenience and opportunity of public tender offer under analysis;

(c) in case the Board of Directors understands, based on its fiduciary duties, that the acceptance of the tender offer by a majority of the shareholders of the Company is in the best general interest of said shareholders and of the businesses and strategic plans of the Company and its controlled companies, it shall call an Extraordinary General Meeting, to be held within 30 days to decide on the revocation of the limitation on the number of votes provided under Article 6, and such revocation shall be subject to the condition that, as a result of the offer, the Acquiring Shareholder becomes entitled to at least 2/3 of the shares issued by the Company, excluding the shares in treasury;

(d) the limitation on the number of votes provided under Article 6 shall not be applicable, exceptionally in the Extraordinary General Meeting referred to in item (c) above, and exclusively when such General Meeting is called by initiative of the Board of Directors; and

(e) the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance referred to in the final part of item (c) of this Article 67, and upon the revocation of the limitation on the number of votes by shareholder provided under Article 6.

Article 68. In case the Acquiring Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 62; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the Board of Directors of the Company shall call an Extraordinary General Meeting, in which the Acquiring Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Acquiring Shareholder rights, in accordance with Article 120 of Law No. 6,404/76.

CHAPTER IX

LIQUIDATION

Article 69. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Fiscal Council, which shall function during the period of liquidation.  The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER X

ARBITRATION

Article 70. The Company and its shareholders, officers, directors and members of the Fiscal Council are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

CHAPTER XI

GENERAL PROVISIONS

Article 71. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76.  The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 06, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer